As filed with the Securities and Exchange Commission on May 15, 2000

                                                      REGISTRATION NO. 333-65823
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   ----------
                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO

                                    FORM S-6
                                   ----------
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2
                                   ----------
                     PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                              (EXACT NAME OF TRUST)
                         PHL VARIABLE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)
                                   ----------
                                ONE AMERICAN ROW
                        HARTFORD, CONNECTICUT 06102-5056
          (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                             DONA D. YOUNG, ESQUIRE
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                        PHOENIX LIFE AND ANNUITY COMPANY
                                ONE AMERICAN ROW
                        HARTFORD, CONNECTICUT 06102-5056
                (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                                   ----------

                                                                COPIES TO:

                         MICHAEL BERENSON, ESQ.                                         EDWIN L. KERR, ESQ.
           JORDEN BURT BOROS CICCHETTI BERENSON & JOHNSON LLP                                 COUNSEL
                     1025 THOMAS JEFFERSON ST. N.W.                         PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                             SUITE 400 EAST                                              ONE AMERICAN ROW
                       WASHINGTON, D.C. 20007-0805                               HARTFORD, CONNECTICUT 06102-5056

                                   ----------


                  Approximate date of proposed public offering:
                 May 15, 2000 or as soon thereafter as possible

                                   ----------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   ----------

                                                            FLEX EDGE SUCCESS(R)

                                                         VARIABLE UNIVERSAL LIFE
                                                                INSURANCE POLICY

                                                                       Issued by

                                                  PHL VARIABLE INSURANCE COMPANY

IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT US AT:

[envelope]  PHOENIX VARIABLE PRODUCTS MAIL OPERATIONS
            PO Box 8027
            Boston, MA 02266-8027
[telephone] Tel. 800/541-0171



PROSPECTUS                            MAY __, 2000



    This prospectus describes a flexible premium variable universal life insurance policy. The policy provides lifetime insurance protection.


    You instruct us to allocate your premiums and policy values among the Guaranteed Interest Account ("GIA") and/or the subaccounts of the PHLVIC Variable Universal Life Account ("VUL Account"). The subaccounts purchase, at net asset value, shares of a series of the following funds or series:


THE PHOENIX EDGE SERIES FUND
----------------------------
  MANAGED BY PHOENIX INVESTMENT COUNSEL, INC.
  [dimamond]  Phoenix-Aberdeen International Series
  [dimamond]  Phoenix-Engemann Capital Growth Series
  [dimamond]  Phoenix-Engemann Nifty Fifty Series
  [dimamond]  Phoenix-Goodwin Money Market Series
  [dimamond]  Phoenix-Goodwin Multi-Sector Fixed Income Series
  [dimamond]  Phoenix-Hollister Value Equity Series
  [dimamond]  Phoenix-Oakhurst Balanced Series
  [dimamond]  Phoenix-Oakhurst Growth and Income Series
  [dimamond]  Phoenix-Oakhurst Strategic Allocation Series
  [dimamond]  Phoenix-Seneca Mid-Cap Growth Series
  [dimamond]  Phoenix-Seneca Strategic Theme Series

  MANAGED BY PHOENIX-ABERDEEN INTERNATIONAL ADVISORS, LLC
  [dimamond]  Phoenix-Aberdeen New Asia Series

  MANAGED BY DUFF & PHELPS INVESTMENT MANAGEMENT CO.
  [dimamond]  Phoenix-Duff & Phelps Real Estate Securities Series


  MANAGED BY PHOENIX VARIABLE ADVISORS, INC.
  [dimamond]  Phoenix-Bankers Trust Dow 30 Series
  [dimamond]  Phoenix-Federated U.S. Government Bond Series
  [dimamond]  Phoenix-J.P. Morgan Research Enhanced Index Series
  [dimamond]  Phoenix-Janus Equity Income Series
  [dimamond]  Phoenix-Janus Growth Series
  [dimamond]  Phoenix-Morgan Stanley Focus Equity Series
  [dimamond]  Phoenix-Schafer Mid-Cap Value Series

DEUTSCHE ASSET MANAGEMENT VIT FUND
----------------------------------
  MANAGED BY BANKERS TRUST COMPANY
  [dimamond]  EAFE(R) Equity Index Fund


FEDERATED INSURANCE SERIES
--------------------------
  MANAGED BY FEDERATED INVESTMENT MANAGEMENT COMPANY
  [dimamond]  Federated Fund for U.S. Government Securities II
  [dimamond]  Federated High Income Bond Fund II


THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
---------------------------------------
  MANAGED BY MORGAN STANLEY ASSET MANAGEMENT INC.
  [dimamond]  Technology Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
----------------------------------------------------
  MANAGED BY TEMPLETON GLOBAL ADVISORS LIMITED
  [dimamond]  Templeton Growth Securities Fund-- Class 2

  MANAGED BY TEMPLETON INVESTMENT COUNSEL, INC.
  [dimamond]  Templeton Asset Strategy Fund-- Class 2
  [dimamond]  Templeton International Securities Fund-- Class 2

  MANAGED BY TEMPLETON ASSET MANAGEMENT, LTD.
  [dimamond]  Templeton Developing Markets Securities Fund-- Class 2

  MANAGED BY FRANKLIN MUTUAL ADVISERS, LLC
  [dimamond]  Mutual Shares Securities Fund-- Class 2


WANGER ADVISORS TRUST
---------------------
  MANAGED BY WANGER ASSET MANAGEMENT, L.P.

  [dimamond]  Wanger Foreign Forty
  [dimamond]  Wanger International Small Cap
  [dimamond]  Wanger Twenty
  [dimamond]  Wanger U.S. Small Cap

    It may not be in your best interest to purchase a policy to replace an existing life insurance policy or annuity contract. You must understand the basic features of the proposed policy and your existing coverage before you decide to replace your present coverage. You must also know if the replacement will result in any income taxes.


The policy is not a deposit or obligation of, underwritten or guaranteed by, any financial institution or credit union. It is not federally insured or endorsed by the Federal Deposit Insurance Corporation or any other state or federal agency. Policy investments are subject to risk, including the fluctuation of policy values and possible loss of principal invested or premiums paid.

The Securities and Exchange Commission has not approved or disapproved these securities, nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


This prospectus provides important information that a prospective investor ought to know before investing and should be kept for future reference.


This prospectus is valid only if accompanied or preceded by current prospectuses for the funds. You should read and keep these prospectuses for future reference.

                                TABLE OF CONTENTS


Heading                                                 Page
--------------------------------------------------------------------------------
SPECIAL TERMS .........................................    4
SUMMARY ...............................................    6
PHL VARIABLE AND THE VUL ACCOUNT.......................   11
   PHL Variable .......................................   11
   The VUL Account ....................................   11
THE POLICY ............................................   11
   Introduction .......................................   11
   Eligible Purchasers ................................   11
   Flexible Premiums ..................................   11
   Allocation of Issue Premium ........................   12
   Free Look Period ...................................   12
   Temporary Insurance Coverage .......................   13
   Transfer of Policy Value ...........................   13
     Systematic Transfer Program.......................   13
     Nonsystematic Transfers ..........................   13
   Determination of Subaccount Values .................   14
   Death Benefit ......................................   14
   Surrenders .........................................   15
   Policy Loans .......................................   16
   Lapse ..............................................   17
   Payment of Premiums During Period of Disability ....   17
   Additional Insurance Options .......................   17
   Additional Rider Benefits ..........................   17
INVESTMENTS OF THE VUL ACCOUNT ........................   18
   Participating Investment Funds......................   18
   Investment Advisors.................................   21
   Services of the Advisors ...........................   22
   Reinvestment and Redemption ........................   22
   Substitution of Investments ........................   22
CHARGES AND DEDUCTIONS ................................   22
   General.............................................   22
   Charges Deducted Once ..............................   22
     Premium Tax Charge ...............................   22
     Federal Tax Charge................................   22
   Periodic Charges....................................   23
   Conditional Charges.................................   23
   Investment Management Charge........................   24
   Other Taxes ........................................   24
GENERAL PROVISIONS ....................................   24
   Postponement of Payments ...........................   24
   Payment by Check ...................................   25
   The Contract .......................................   25
   Suicide ............................................   25
   Incontestability ...................................   25
   Change of Owner or Beneficiary .....................   25

   Assignment .........................................   25
   Misstatement of Age or Sex .........................   25
   Surplus.............................................   25
PAYMENT OF PROCEEDS ...................................   25
   Surrender and Death Benefit Proceeds ...............   25
   Payment Options ....................................   25
FEDERAL INCOME TAX CONSIDERATIONS .....................   26
   Introduction .......................................   26
   PHL Variable's Income Tax Status ...................   26
   Policy Benefits ....................................   27
   Business-Owned Policies.............................   27
   Modified Endowment Contracts .......................   27
   Limitations on Unreasonable Mortality
     and Expense Charges ..............................   28
   Qualified Plans ....................................   28
   Diversification Standards ..........................   29
   Change of Ownership or Insured or Assignment .......   29
   Other Taxes ........................................   29
VOTING RIGHTS .........................................   29
   PHL Variable........................................   30
THE DIRECTORS AND EXECUTIVE OFFICERS
   OF PHL VARIABLE.....................................   30
SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS ...............   30
SALES OF POLICIES .....................................   30
STATE REGULATION ......................................   30
REPORTS ...............................................   31
LEGAL PROCEEDINGS .....................................   31
LEGAL MATTERS .........................................   31
REGISTRATION STATEMENT ................................   31
FINANCIAL STATEMENTS ..................................   31
APPENDIX A--THE GUARANTEED INTEREST ACCOUNT ...........   51
APPENDIX B--ILLUSTRATIONS AT DEATH BENEFITS,
   POLICY VALUE AND CASH SURRENDER VALUES .............   52





THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

SPECIAL TERMS
--------------------------------------------------------------------------------
    The following is a list of terms and their meanings when used in this prospectus.

ATTAINED AGE: The age of the Insured on the birthday nearest the most recent policy anniversary.

BENEFICIARY: The person or persons specified by the policyowner as entitled to receive the death benefits under a policy.

CASH SURRENDER VALUE: The policy value less any surrender charge that would apply on the date of surrender and less any debt.

DEATH BENEFIT GUARANTEE: An additional benefit rider available with the policy that guarantees a death benefit equal to the initial face amount or the face amount as later increased or decreased, provided that Minimum Required Premiums are paid. See "Additional Rider Benefits."

DEBT: Outstanding loans against a policy, plus accrued interest.


FUNDS: The Phoenix Edge Series Fund, Deutsche Asset Management VIT Funds, Federated Insurance Series, The Universal Institutional Funds, Inc., Franklin Templeton Variable Insurance Products Trust and Wanger Advisors Trust.


GENERAL ACCOUNT: The general asset account of PHL Variable.

GIA (GUARANTEED INTEREST ACCOUNT): An investment option under which premium payment amounts are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, at the sole discretion of PHL Variable.

IN FORCE: Conditions under which the coverage under a policy is in effect and the Insured's life remains insured.

INSURED: The person upon whose life the policy is issued.

ISSUE PREMIUM: The premium payment made in connection with issuing the policy.

MINIMUM REQUIRED PREMIUM: The required premium as specified in the policy. An increase or decrease in the face amount of the policy will change the minimum required premium amount.

MONTHLY CALCULATION DAY: The first monthly calculation day is the same day as the policy date. Subsequent monthly calculation days are the same day of each month thereafter or, if such day does not fall within a given month, the last day of that month will be the monthly calculation day.

NET ASSET VALUE: The worth of one share of a series of a fund at the end of a valuation period. Net asset value is computed by adding the value of a series' holdings plus other assets, minus liabilities and then dividing the result by the number of shares outstanding.

PAYMENT DATE: The valuation date on which we receive a premium payment or loan repayment, unless it is received after the close of the New York Stock Exchange ("NYSE"), in which case it will be the next valuation date.

PHL VARIABLE (COMPANY, OUR, US, WE): PHL Variable Insurance Company, Hartford, Connecticut.

PLANNED ANNUAL PREMIUM: The premium amount that the policyowner agrees to pay each policy year. It must be at least equal to the minimum required premium for the face amount of insurance selected but may be no greater than the maximum premium allowed for the face amount selected.

POLICY ANNIVERSARY: Each anniversary of the policy date.

POLICY DATE: The policy date as shown on the schedule page of the policy. It is the date from which we measure policy years and policy anniversaries.

POLICY MONTH: The period from one monthly calculation day up to, but not including, the next monthly calculation day.

POLICYOWNER (OWNER, YOU, YOUR): The person(s) who purchase(s) a policy.

POLICY VALUE: The sum of a policy's share in the values of each subaccount of the VUL Account plus the policy's share in the values of the GIA.

POLICY YEAR: The first policy year is the 1-year period from the policy date up to, but not including, the first policy anniversary. Each succeeding policy year is the 1-year period from the policy anniversary up to, but not including, the next policy anniversary.

PROPORTIONATE (PRO RATA): Amounts allocated to subaccounts on a pro rata basis are allocated by increasing or decreasing a policy's share in the value of the affected subaccounts and GIA so that such shares maintain the same ratio to each other before and after the allocation.

SERIES: A separate investment portfolio of the funds.

SUBACCOUNTS: Accounts within the VUL Account to which nonloaned assets under a policy are allocated.

UNIT: A standard of measurement used to set the value of a policy. The value of a unit for each subaccount will reflect the investment performance of that subaccount and will vary in dollar amount.

VALUATION DATE: For any subaccount, each date on which we calculate the net asset value of a fund.

VALUATION PERIOD: For any subaccount, the period in days from the end of one valuation date through the next.

VPMO: Variable Products Mail Operations division of PHL Variable that receives and processes incoming mail for Variable Products Operations.

VPO: Variable Products Operations.

VUL ACCOUNT (ACCOUNT): PHLVIC Variable Universal Life Account, a separate account of the company.

VULA: Variable and Universal Life Administration division of PHL Variable.

SUMMARY
--------------------------------------------------------------------------------
    This is a summary of the policy and does not contain all of the detailed information that may be important to you. You should carefully read the entire prospectus before making any decision.

INVESTMENT FEATURES

FLEXIBLE PREMIUMS
    The only premiums you have to pay are the issue premium and any payments required to prevent the policy from lapse. See "Flexible Premiums" and "Lapse."

ALLOCATION OF PREMIUMS AND POLICY VALUE

    After we deduct certain charges from your premium payment, we will invest the balance in one or more of the subaccounts of the VUL Account and/or the GIA as you will have instructed us.


    You may make transfers into the GIA and among the subaccounts at anytime. Transfers from the GIA are subject to the rules discussed in "Appendix B" and under "Transfer of Policy Value."

    The policy value varies with the investment performance of the funds and is not guaranteed.

    The policy value allocated to the GIA will depend on deductions taken from the GIA to pay expenses and will accumulate interest at rates we periodically establish, but never less than 4%.

LOANS AND SURRENDERS
[diamond]  Generally, you may take loans against 90% of the policy's cash surrender value subject to certain conditions. See "Policy Loans."

[diamond]  You may partially surrender any part of the policy anytime. A partial surrender fee of the lesser of $25 or 2% of the partial surrender amount will apply. A separate surrender charge also may be imposed. See "Surrenders."

[diamond]  You may fully surrender this policy anytime for its cash surrender value. A surrender charge may be imposed. See "Surrenders."

INSURANCE PROTECTION FEATURES

DEATH BENEFITS

[diamond]  Both a fixed and variable benefit is available under the policy.
           o  The fixed benefit is equal to the policy's face amount (Option 1)
           o The variable benefit equals the face amount plus the policy value (Option 2)

[diamond]  After the first year, you may reduce the face amount. Certain restrictions apply, and generally, the minimum face amount is $25,000.

[diamond]  The death benefit is payable when the insured dies. See "Death
           Benefit."

DEATH BENEFIT GUARANTEE
    You may elect a guaranteed death benefit. The guaranteed death benefit is equal to the initial face amount or the face amount as later changed by increases or decreases regardless of investment performance. The death benefit guarantee may not be available in some states.

ADDITIONAL BENEFITS
    The following additional benefits are available by rider:


  [dimamond]  Disability Waiver of Specified Premium
  [dimamond]  Accidental Death Benefit
  [dimamond]  Death Benefit Protection
  [dimamond]  Whole Life Exchange Option
  [dimamond]  Purchase Protection Plan
  [dimamond]  Living Benefits Option
  [dimamond]  Cash Value Accumulation
  [dimamond]  Child Term
  [dimamond]  Family Term
  [dimamond]  Business Term


    Availability of these riders depends upon state approval and may involve an extra cost.


CHARGES UNDER THE POLICY


    We deduct certain charges from your policy to compensate us for:

    1. our expenses in selling the policy;

    2. underwriting and issuing the policy;

    3. premium and federal taxes incurred on premiums received;

    4. providing insurance benefits under your policy; and

    5. assuming certain risks in connection with the policy.


    These charges are summarized in Chart 1.

DEDUCTIONS FROM PREMIUMS
    Before we allocate your premium to the subaccounts or the Guaranteed Interest Account, we deduct a sales charge, a state premium tax and a federal tax to cover the estimated cost to us for deferred acquisition costs.

SALES CHARGE
    We deduct a sales charge from your premium for the costs we incur in the sales and distribution of the policies.

STATE PREMIUM TAX CHARGE
    States assess premium taxes at various rates. We deduct the applicable state rate from each premium to cover the cost of the premium taxes assessed against us by the state.

    We may increase or decrease this charge if there is a change in the tax or change of residence.

FEDERAL TAX CHARGE
    This tax is associated with our federal tax liability under Internal Revenue Code Section 848.

POLICY VALUE CHARGES
    On each monthly calculation day, we deduct the following charges from your policy value:

    1. administrative charge,

    2. cost of insurance charge,

    3. mortality and expense risk fee and

    4. a charge for the cost of riders if applicable.

    The amount deducted is allocated among the subaccounts and the unloaned portion of the Guaranteed Interest Account based on an allocation schedule specified by you. You initially select this schedule in your application.

1.  ISSUE EXPENSE CHARGE
    Deducted in the first Policy Year only and payable in 12 monthly installments.

2.  ADMINISTRATIVE CHARGE
    We assess a monthly charge for the expenses we incur in administering the policy. This charge reimburses us for the cost of daily administration of services such as billing and collections, monthly processing, updating daily values, producing confirmations and periodic statements, and communicating with policyholders.

3.  COST OF INSURANCE CHARGE
    We deduct a charge to cover the cost of insurance coverage on each monthly calculation day. This charge is based on:

[diamond]  Insured's gender;

[diamond]  Insured's age at issue;

[diamond]  policy year in which we make the deduction;

[diamond]  Insured's tobacco use classification;

[diamond]  rating class of the policy; and

[diamond]  underwriting classification of the case.

    To determine the monthly cost of insurance, we multiply the appropriate cost of insurance rate by the difference between your policy's death benefit and the policy value. Any change in the cost of insurance rates will apply to all persons of the same sex, insurance age and risk class whose policies have been in force for the same length of time.

4.  MORTALITY AND EXPENSE RISK CHARGE
    We charge the subaccounts for the mortality and expense risks we assume. This charge is deducted from the value of each subaccount's assets attributable to the policies.

    The mortality risk we assume is that the group of lives we insure under our policies may, on average, live for a shorter period of time than we estimated.

    The expense risk we assume is that our cost of issuing and administering the policies may be more than we estimated.

    If all the money we collect from this charge is not required to cover the cost of death benefits and other expenses, it will be a gain to us. If the money we collect is not enough to cover our costs, we will still provide for death benefits and expenses.

5.  RIDER CHARGE
    We will deduct any applicable monthly rider charges for the additional benefit provided to you by the rider.

FUND CHARGES
    Please refer to Chart 2 for a listing of fund charges.

OTHER CHARGES

PARTIAL SURRENDER FEE
    We reserve the right to deduct a charge from each withdrawal.

SURRENDER CHARGE
    Applied on full surrenders for cash value or if the policy lapses. No charge after 10 complete policy years.

ADDITIONAL INFORMATION

CANCELLATION RIGHT
    You have the right to review the Policy. If you are not satisfied with it, you may cancel the Policy:

[diamond]  within 10 days after you receive the Policy, or

[diamond]  within 10 days after we mail or deliver a written notice telling you about your right to cancel, or

[diamond]  within 45 days of completing the application,

whichever is latest.

    See "Free Look Period."

RISK OF LAPSE
    The Policy will remain in force as long as the cash surrender value is enough to pay the necessary monthly charges incurred under the Policy. When the cash surrender value is no longer enough, the policy lapses, or ends. We will let you know of an impending lapse situation. We will give you the opportunity (a "grace period") to keep the Policy in force by paying a specified amount. Please see "Lapse" for more detail.

TAX EFFECTS
    Generally, under current federal income tax law, death benefits are not subject to income tax. Earnings on the premiums invested in the VUL Account or the GIA are not subject to income tax until there is a distribution from the Policy. Loans, partial surrenders or Policy termination may result in recognition of income for tax purposes.

VARIATIONS
    The Policy is subject to laws and regulations in every state where the Policy is sold. Therefore, the terms of the Policy may vary from state to state.



CHART 1                                               CHARGES UNDER THE POLICY

DEDUCTIONS FROM         STATE PREMIUM TAX         2.25% of each premium
PREMIUMS


                        ------------------------- -------------------------------------------------------------------------------
                        FEDERAL TAX CHARGE        1.5% of each premium
----------------------- ------------------------- --------------------------------------- ---------------------------------------
POLICY VALUE CHARGES    ISSUE EXPENSE CHARGE      $1.50 per $1,000 of face                Not to exceed $600
                                                  amount paid $600 in the first
                                                  12 policy months
                        ------------------------- --------------------------------------- ---------------------------------------

                        ADMINISTRATIVE CHARGE     $5 per month ($60 annually)             $10 per month ($120 annually)
                        ------------------------- --------------------------------------- ---------------------------------------
                        COST OF INSURANCE CHARGE  A per thousand rate multiplied          The maximum monthly cost of insurance
                                                  by the amount at risk each              charge for each $1,000 of insurance is
                                                  month. This charge varies by            shown on your policy's schedule pages.
                                                  the Insured's issue age,
                                                  policy duration, gender and
                                                  underwriting class.
                        ------------------------- --------------------------------------- ---------------------------------------
                        MORTALITY AND EXPENSE     0.80% annually in policy years 1-15
                        RISK CHARGE
                                                  0.25% annually in policy years 16+
                        ------------------------- --------------------------------------- ---------------------------------------
                        FUND CHARGES              See Fund Charge Table

----------------------- ------------------------- --------------------------------------- ---------------------------------------
OTHER CHARGES           PARTIAL SURRENDER FEE     2.0% of the amount withdrawn            Not greater than $25
                        ------------------------- --------------------------------------- ---------------------------------------
                        TRANSFERS BETWEEN         None                                    $10 per transfer after the first 2
                        SUBACCOUNTS                                                       transfers in any given policy year
                        ------------------------- --------------------------------------- ---------------------------------------

                        LOAN INTEREST RATE        The rates in effect before the Insured reaches age 65 in all states except
                        CHARGED                   New Jersey are:
                                                      Policy year 1 - 10:         4%
                                                      Policy year 11 - 15:        3%
                                                      Policy year 16+:        2 1/2%
                                                  The rates in effect before the Insured reaches age 65 in New Jersey are:
                                                      Policy year 1 - 10:         6%
                                                      Policy year 11 - 15:        5%
                                                      Policy year 16+:        4 1/2%
                        ------------------------- -------------------------------------------------------------------------------
                        SURRENDER CHARGE          Policy years 1-2: The lesser of:
                                                      o  28.5% of premiums paid through limit stated in the policy; plus
                                                      o  8.5% of premiums in excess of the limit through twice the stated policy limit; plus
                                                      o  7.5% of premiums paid in excess of twice the stated policy limit; plus
                                                      o  $5 per $1000 of face amount; OR
                                                      o  the amount shown in your policy's Surrender Charge Schedule.
                                                  Policy years 2-10: the amount shown in your policy's Surrender Charge Schedule.
                                                  Policy years 11+: no surrender charge.
----------------------- ------------------------- -------------------------------------------------------------------------------



CHART 2                           FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS)
 ---------------------------------------------------------------------------------------------------------------------------------
                          SERIES                          MANAGEMENT  RULE 12b-1  OTHER EXPENSES  TOTAL EXPENSES  TOTAL EXPENSES
                                                             FEES        FEES         BEFORE          BEFORE          AFTER
                                                                                  REIMBURSEMENT(1) REIMBURSEMENT  REIMBURSEMENT(2)
 ---------------------------------------------------------------------------------------------------------------------------------
 THE PHOENIX EDGE SERIES FUND
 ---------------------------------------------------------------------------------------------------------------------------------
 Phoenix-Aberdeen International                               .75%        N/A           .26%           1.01%            1.01%
 Phoenix-Aberdeen New Asia                                   1.00%        N/A          1.39%           2.39%            1.25%
 Phoenix-Bankers Trust Dow 30                                 .35%        N/A          1.40%(4)        1.75%(4)          .50%
 Phoenix-Duff & Phelps Real Estate Securities                 .75%        N/A           .56%           1.31%            1.00%
 Phoenix-Engemann Capital Growth                              .62%        N/A           .06%            .68%             .68%
 Phoenix-Engemann Nifty Fifty                                 .90%        N/A           .53%           1.43%            1.05%
 Phoenix-Federated U.S. Government Bond                       .60%        N/A          1.70%(4)          2.30%(4)        .75%
 Phoenix-Goodwin Money Market                                 .40%        N/A           .17%            .57%             .55%
 Phoenix-Goodwin Multi-Sector Fixed Income                    .50%        N/A           .21%            .71%             .65%
 Phoenix-Hollister Value Equity                               .70%        N/A          1.33%           2.03%             .85%
 Phoenix-J.P. Morgan Research Enhanced Index                  .45%        N/A           .30%            .75%             .55%
 Phoenix-Janus Equity Income                                  .85%        N/A          1.40%(4)          2.25%(4)       1.00%
 Phoenix-Janus Flexible Income                                .80%        N/A          1.65%(4)          2.45%(4)        .95%
 Phoenix-Janus Growth                                         .85%        N/A          1.05%(4)          1.90%(4)       1.00%
 Phoenix-Morgan Stanley Focus Equity                          .85%        N/A          1.30%(4)          2.15%(4)       1.00%
 Phoenix-Oakhurst Balanced                                    .54%        N/A           .16%            .70%             .70%
 Phoenix-Oakhurst Growth and Income                           .70%        N/A           .31%           1.01%             .85%
 Phoenix-Oakhurst Strategic Allocation                        .58%        N/A           .12%            .70%             .70%
 Phoenix-Schafer Mid-Cap Value                               1.05%        N/A          1.53%           2.58%            1.20%
 Phoenix-Seneca Mid-Cap Growth                                .80%        N/A          1.24%           2.04%            1.05%
 Phoenix-Seneca Strategic Theme                               .75%        N/A           .22%            .97%             .97%

 DEUTSCHE ASSET MANAGEMENT VIT FUNDS
 ---------------------------------------------------------------------------------------------------------------------------------
 EAFE(R)Equity Index Fund                                     .45%        N/A           .69%           1.15%             .65%

 FEDERATED INSURANCE SERIES
 ---------------------------------------------------------------------------------------------------------------------------------
 Federated Fund for U.S. Government Securities II             .60%        N/A           .24%            .84%             .84%
 Federated High Income Bond Fund II                           .60%        N/A           .19%            .79%             .79%

 THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
 ---------------------------------------------------------------------------------------------------------------------------------
 Technology Portfolio                                         .80%        N/A          1.85%(4)        2.65%(4)         1.15%

 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 ---------------------------------------------------------------------------------------------------------------------------------
 Mutual Shares Securities Fund--Class 2(6)                    .60%       .25%(3)        .19%           1.04%            1.04%
 Templeton Asset Strategy Fund--Class 2(5,6)                  .60%       .25%(3)        .18%           1.03%            1.03%
 Templeton Developing Markets Securities Fund--Class 2(5,6)  1.25%       .25%(3)        .31%           1.81%            1.81%
 Templeton Growth Securities Fund--Class 2(6)                 .83%       .25%(3)        .05%           1.13%            1.13%
 Templeton International Securities Fund--Class 2(5,6)        .69%       .25%(3)        .19%           1.13%            1.13%

 WANGER ADVISORS TRUST
 ---------------------------------------------------------------------------------------------------------------------------------
 Wanger Foreign Forty                                        1.00%        N/A          2.45%           3.45%            1.45%
 Wanger International Small Cap                              1.25%        N/A           .24%           1.49%            1.49%
 Wanger Twenty                                                .95%        N/A          1.17%           2.12%            1.35%
 Wanger U.S. Small Cap                                        .95%        N/A           .07%           1.02%            1.02%
 ---------------------------------------------------------------------------------------------------------------------------------

1 Each series pays a portion or all of its expenses other than the management fee. The Phoenix-J.P. Morgan Research Enhanced Index Series will pay up to .10%; the Phoenix-Engemann Capital Growth, Phoenix-Goodwin Multi-Sector Fixed Income, Phoenix-Oakhurst Strategic Allocation, Phoenix-Goodwin Money Market, Phoenix-Oakhurst Balanced, Phoenix-Engemann Nifty Fifty, Phoenix-Oakhurst Growth and Income, Phoenix-Hollister Value Equity, Phoenix-Schafer Mid-Cap Value, Phoenix-Bankers Trust Dow 30, Phoenix-Federated U.S. Government, Phoenix-Janus Equity Income, Phoenix-Janus Flexible Income, Phoenix-Janus Growth and Phoenix-Morgan Stanley Focus Equity Series will pay up to .15%; the Phoenix-Duff & Phelps Real Estate Securities, Phoenix-Seneca Strategic Theme, Phoenix-Aberdeen New Asia, and Phoenix-Seneca Mid-Cap Growth Series will pay up to .25%; and the Phoenix-Aberdeen International Series will pay up to .40%. The Wanger Foreign Forty will pay up to .45%, the Wanger U.S. Small Cap Series will pay up to .50%, the Wanger International Small Cap will pay up to .60%, and the Wanger Twenty will pay up to .40%.
2 Reflects the effect of any management fee waivers and reimbursement of expenses.
3 The fund's Class 2 distribution plan or "Rule 12b-1 Plan" is described in the fund's prospectus.
4 These figures are estimates; these series have been available for less than six months as of the date of this prospectus.
5 On 2/8/00, shareholders approved a merger and reorganization that combined the fund with a similar fund of the Franklin Templeton Variable Insurance Products Trust, effective 5/1/00.
6 The table shows total expenses based on the new fees and assets as of 12/31/99 and not the assets of the combined funds. The following table estimates what the total expenses would be based on the assets of the combined funds as of 5/1/00:


   ---------------------------------------------------------------------------------------------------------------------------------
   ESTIMATED ANNUAL EXPENSES FROM 5/1/00              MANAGEMENT FEES   RULE 12b-1 FEES  OTHER EXPENSES  TOTAL OPERATING EXPENSES
   ---------------------------------------------------------------------------------------------------------------------------------
   Mutual Shares Securities Fund - Class 2                 .60%              .25%             .19%                1.04%
   Templeton Asset Strategy Fund - Class 2                 .60%              .25%             .14%                 .99%
   Templeton Developing Markets Securities Fund -         1.25%              .25%             .29%                1.79%
   Class 2
   Templeton Growth Securities Fund - Class 2              .80%              .25%             .05%                1.10%
   Templeton International Securities Fund - Class 2       .65%              .25%             .20%                1.10%
   ---------------------------------------------------------------------------------------------------------------------------------

PHL VARIABLE AND THE VUL ACCOUNT
--------------------------------------------------------------------------------
PHL VARIABLE

    PHL Variable is a wholly-owned indirect subsidiary of Phoenix Home Life Mutual Insurance Company ("Phoenix"). Its executive office is located at One American Row, Hartford, Connecticut 06102, and its main administrative office is located at 100 Bright Meadow Boulevard, Enfield, Connecticut 06082. PHL
Variable is a Connecticut stock company formed on April 24, 1981. We offer flexible premium variable universal life policies, term life insurance policies and variable annuities through our own field force of agents and through brokers.


THE VUL ACCOUNT
    On September 10, 1998, PHL Variable established the VUL Account, a separate account created under the insurance laws of Connecticut. The VUL Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision of the management or investment practices or policies of the VUL Account or PHL Variable.

    Under Connecticut law, all income, gains or losses of the VUL Account, whether realized or not, must be credited to or charged against the amounts placed in the VUL Account without regard to the other income, gains and losses of PHL Variable. The assets of these accounts may not be charged with liabilities arising out of any other business that PHL Variable may conduct. Obligations under the Policies are obligations of PHL Variable.

    Contributions to the GIA are not invested in the VUL Account; rather, they become part of the general account of PHL Variable (the "General Account"). The General Account supports all insurance and annuity obligations of PHL Variable and is made up of all of its general assets other than those allocated to any separate account such as the VUL Account. For more complete information concerning the GIA, see Appendix A.

    The VUL Account is divided into subaccounts, each of which is available for allocation of Policy Value. In the future, if we determine that marketing needs and investment conditions warrant, we may establish additional subaccounts, which will be made available to existing policyowners to the extent and on a basis determined by us. Each subaccount will invest solely in shares of the funds allocable to one of the available series, each having the specified investment objective set forth under "Investments of the VUL Account--Participating Investment Funds."

    PHL Variable does not guarantee the investment performance of the VUL Account or any of its subaccounts. The Policy Value allocated to the VUL Account depends on the investment performance of the fund. Thus, the policyowner bears the full investment risk for all monies invested in the VUL Account.

THE POLICY
--------------------------------------------------------------------------------
INTRODUCTION
    The policy is a flexible premium variable universal life insurance policy. It has a death benefit, cash surrender value and loan privilege as does a traditional fixed benefit whole life policy. The policy differs from a fixed benefit whole life policy, however, because you can allocate your premium into one or more of several subaccounts of the VUL Account or the GIA. Each subaccount of the VUL Account, in turn, invests its assets exclusively in a portfolio of the funds. The policy value varies according to the investment performance of the series to which premiums have been allocated.

ELIGIBLE PURCHASERS
    Any person up to the age of 75 is eligible to be insured under a newly purchased policy after providing suitable evidence of insurability. You can purchase a policy to insure the life of another person provided that you have an insurable interest in that life and the prospective Insured consents.

FLEXIBLE PREMIUMS
    The issue premium required depends on a number of factors, such as:

[diamond]  age;

[diamond]  sex;

[diamond]  rate class of proposed insured;

[diamond]  desired face amount;

[diamond]  supplemental benefit; and

[diamond]  planned premiums

    The minimum issue premium for a policy is generally 1/6 of the planned annual premium and is due on the policy date. The Insured must be alive when the issue premium is paid. Thereafter, the amount and payment frequency of planned premiums are as shown on the schedule page of the policy. The issue premium payment should be delivered to your registered representative for forwarding to our Underwriting Department. Additional payments should be sent to VPMO.

    Premium payments received by us will be reduced by applicable state premium tax and by 1.50% for federal tax charges. The issue premium also will be reduced by the issue expense charge deducted in equal monthly installments over a 12-month period. Any unpaid balance of the issue expense charge will be paid to PHL Variable upon policy lapse or termination.


    Premium payments received during a grace period, after deduction of state and federal tax charges and any sales charge, will first be used to cover any monthly deductions during the grace period. Any balance will be applied on the payment date to the various subaccounts of the VUL Account or to the GIA, based on the premium allocation schedule elected in the application for the policy or by your most recent instructions. See "Transfer of Policy Value--Nonsystematic Transfers."

    The number of units credited to a subaccount of the VUL Account will be determined by dividing the portion of the net premium applied to that subaccount by the unit value of the subaccount on the payment date.

    You may increase or decrease the planned premium amount (within limits) or payment frequency at any time by writing to VPMO. We reserve the right to limit increases to such maximums as may be established from time to time. Additional premium payments may be made at any time. Each premium payment must at least equal $25 or, if made during a grace period, the payment must equal the amount needed to prevent lapse of the policy.

    You also may elect a Waiver of Premium Rider. This rider provides for the waiver of certain premium payments under certain conditions during a period of total disability of the Insured. Under its terms, the specified premium will be waived upon our receipt of proof that the Insured is totally disabled and that the disability occurred while the rider was in force.

    The policy contains a total premium limit as shown on the schedule page. This limit is applied to the sum of all premiums paid under the policy. If the total premium limit is exceeded, the policyowner will receive the excess, with interest at an annual rate of not less than 4%, not later than 60 days after the end of the policy year in which the limit was exceeded. The policy value will then be adjusted to reflect the refund. To pay such refund, amounts taken from each subaccount or the GIA will be done in the same manner as for monthly deductions. You may write to us and give us different instructions. The total premium limit may be exceeded if additional premium is needed to prevent lapse or if we subsequently determine that additional premium would be permitted by federal laws or regulations.

    You may authorize your bank to draw $25 or more from your personal checking account to be allocated among the available subaccounts or the GIA. Your monthly payment will be invested according to your most recent instructions on file at VPO.

    Policies sold to officers, directors and employees of PHL Variable (and their spouses and children) will be credited with an amount equal to the first-year commission that would apply on the amount of premium contributed. This option is also available to career agents of PHL Variable (and their spouses and children).

ALLOCATION OF ISSUE PREMIUM
    We will generally allocate the issue premium less applicable charges to the VUL Account or to the GIA upon receipt of a completed application, in accordance with the allocation instructions in the application for a policy. However, policies issued in certain states and policies issued in certain states pursuant to applications which state the policy is intended to replace existing insurance, are issued with a Temporary Money Market Allocation Amendment. Under this Amendment, we temporarily allocate the entire issue premium paid less applicable charges (along with any other premiums paid during the Free Look Period) to the Phoenix-Goodwin Money Market Subaccount of the VUL Account and, at the expiration of the right to cancel period, the policy value of the Phoenix-Goodwin Money Market Subaccount is allocated among the subaccounts of the VUL Account or to the GIA in accordance with the applicant's allocation instructions in the application for insurance.

FREE LOOK PERIOD
    You have the right to review the policy. If you are not satisfied with it, you may cancel the policy:


[diamond]  by mailing it to us within 10 days after you receive it (or longer in some states); or

[diamond]  within 10 days after we mail or deliver a written notice telling you about your right to cancel; or

[diamond]  within 45 days after completing the application; or

[diamond]  whichever occurs latest (the "Free Look Period").


    We treat a returned policy as if we never issued it and, except for policies issued with a Temporary Money Market Allocation Amendment, we will return the sum of the following as of the date we receive the returned policy:

(1) the current policy value less any unpaid loans and loan interest; plus

(2) any monthly deductions, partial surrender fees and other charges made under the policy.

    For policies issued with the Temporary Money Market Amendment, the amount returned will equal any premiums paid less any unrepaid loans and loan interest and less any partial surrender amounts paid.

    We retain the right to decline to process an application within 7 days of our receipt of the completed application for insurance. If we decline to process the application, we will return the premium paid. Even if we have approved the application for processing, we retain the right to decline to issue the policy. If we decline to issue the policy, we will refund to you the same amount as would have been refunded under the policy had it been issued but returned for refund during the Free Look Period.

TEMPORARY INSURANCE COVERAGE
    On the date the application for a policy is signed and submitted with the issue premium, we issue a temporary insurance receipt. Under the temporary insurance receipt, the insurance protection applied for (subject to the limits of liability and subject to the terms set forth in the policy and in the receipt) takes effect on the date of the application.

TRANSFER OF POLICY VALUE

SYSTEMATIC TRANSFER PROGRAM

    You may elect to transfer funds automatically among the subaccounts or the unloaned portion of the GIA on a monthly, quarterly, semiannual or annual basis under the Systematic Transfer Program for Dollar Cost Averaging ("Systematic Transfer Program"). Under this Systematic Transfer Program, the minimum transfer amounts are $25 monthly, $75 quarterly, $150 semiannually or $300 annually. You must have an initial value of $1,000 in the GIA or the subaccount from which funds will be transferred ("sending subaccount"), and, if the value in that subaccount or the GIA drops below the amount to be transferred, the entire remaining balance will be transferred and all systematic transfers stop. Funds may be transferred from only one sending subaccount or the GIA, but may be allocated to more than one subaccount ("receiving subaccounts"). Under the Systematic Transfer Program, policyowners may make more than one transfer per policy year from the GIA. These transfers must be in approximately equal amounts and made over a minimum 18-month period.


    Only one Systematic Transfer Program can be active at any time. After the completion of the Systematic Transfer Program, you can call VULA at 800/541-0171 to begin a new Systematic Transfer Program.

    All transfers under the Systematic Transfer Program will be made on the basis of the GIA and subaccount on the first day of the month following our receipt of the transfer request. If the first day of the month falls on a holiday or weekend, then the transfer will be processed on the next business day.

NONSYSTEMATIC TRANSFERS
    Transfers among available subaccounts or the GIA and changes in premium payment allocations may be requested in writing or by calling 800/541-0171, between the hours of 8:30 a.m. and 4:00 p.m. Eastern Time. Written requests for transfers will be executed on the date we receive the request. Telephone transfers will be effective on the date the request is made except as noted below. Unless you elect in writing not to authorize telephone transfers or premium allocation changes, telephone transfer orders and premium allocation changes also will be accepted on your behalf from your registered representative. PHL Variable and Phoenix Equity Planning Corporation ("PEPCO"), the national distributor for PHL Variable, will employ reasonable procedures to confirm that telephone instructions are genuine. They will require verification of account information and will record telephone instructions on tape. All telephone transfers will be confirmed in writing to you. To the extent that PHL Variable and PEPCO fail to follow procedures reasonably designed to prevent unauthorized transfers, PHL Variable and PEPCO may be liable for following telephone instructions for transfers that prove to be fraudulent. However, you bear the risk of loss resulting from instructions entered by an unauthorized third party that PHL Variable and PEPCO reasonably believe to be genuine. The telephone transfer and allocation change privileges may be modified or terminated at any time. During times of extreme market volatility, these privileges may be difficult to exercise. In such cases, you should submit a written request.

    Although currently there is no charge for transfers, in the future we may charge a fee of $10 for each transfer after the first 2 transfers in a policy year. Transfers under the Systematic Transfer Program do not count against these limitations.

    We reserve the right to refuse to transfer amounts less than $500 unless:

[diamond]  the entire balance in the subaccount or the GIA is being transferred;
           or

[diamond]  the transfer is part of the Systematic Transfer Program.

    We also reserve the right to prohibit a transfer to any subaccount of the VUL Account if the value of your investment in that subaccount immediately after the transfer would be less than $500. We further reserve the right to require that the entire balance of a subaccount or the GIA be transferred if the value of your investment in that subaccount would be less than $500 immediately after the transfer.


    You may make only 1 transfer per policy year from the unloaned portion of the GIA unless:


(1) the transfer(s) are made as part of a Systematic Transfer Program, or

(2) we agree to make an exception to this rule.

    The amount you may transfer cannot exceed the greater of $1,000 or 25% of the value of the unloaned portion of the GIA at the time of the transfer. In addition, you may transfer the total value allocated to the unloaned portion of the GIA out of the GIA to 1 or more of the subaccounts over a consecutive 4-year period according to the following schedule:

[diamond]  Year One:       25% of the total value

[diamond]  Year Two:       33% of the remaining value

[diamond]  Year Three:     50% of the remaining value

[diamond]  Year Four:      100% of the remaining value

    A nonsystematic transfer from the unloaned portion of the GIA will be processed on the day such request is received by VPMO.


    Transfers into the GIA and among the subaccounts may be made anytime. We reserve the right to limit the number of subaccounts in which you may invest to a total of 18 at any one time or over the life of the policy. We may limit you to less than 18 if we are required to do so by any federal or state law.


    Because excessive exchanges between subaccounts can hurt fund performance, we reserve the right to temporarily or even permanently terminate exchange privileges or reject any specific exchange order from anyone whose transactions appear to follow a timing pattern, including those who request more than one exchange out of a subaccount within any 30-day period. We will not accept batched transfer instructions from registered representatives (acting under powers of attorney for multiple policyowners), unless the registered representative's broker-dealer firm and PHL Variable have entered into a third-party transfer service agreement.

    If a policy has been issued with a Temporary Money Market Allocation Amendment, no transfers may be made until the end of the Free Look Period.

DETERMINATION OF SUBACCOUNT VALUES
    We establish the unit value of each subaccount of the VUL Account on the first valuation date of that subaccount. The unit value of a subaccount on any other valuation date is determined by multiplying the unit value of that subaccount on the just prior valuation date by the net investment factor for that subaccount for the then current valuation period. The unit value of each subaccount on a day other than a valuation date is the unit value on the next valuation date. Unit values are carried to 6 decimal places. The unit value of each subaccount on a valuation date is determined at the end of that day.

    The net investment factor for each subaccount is determined by the investment performance of the assets held by the subaccount during the valuation period. Each valuation will follow applicable law and accepted procedures. The net investment factor is determined by the formula:

     (A) + (B)
     _________  - (D) where:
        (C)


(A)= the value of the assets in the subaccount on the current valuation date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current valuation period;

(B)= the amount of any dividend (or, if applicable, any capital gain distribution) received by the subaccount if the "ex-dividend" date for shares of the fund occurs during the current valuation period;

(C)= the value of the assets in the subaccount as of the just prior valuation date, including accrued net investment income and realized and unrealized capital gains and losses, and including the net value amount of any deposits and withdrawals made during the valuation period ending on that date;

(D)= the sum of the following daily charges multiplied by the number of days in the current valuation period:


      1.  the mortality and expense risk charge; and

      2. the charge, if any, for taxes and reserves for taxes on investment income, and realized and unrealized capital gains.


DEATH BENEFIT

GENERAL
    The death benefit under Option 1 equals the policy's face amount on the date of the death of the Insured or, if greater, the minimum death benefit on the date of death.

    Under Option 2, the death benefit equals the policy's face amount on the date of the death of the Insured, plus the policy value or, if greater, the minimum death benefit on that date.

    Under either Option, the minimum death benefit is the policy value on the date of death of the Insured increased by a percentage determined from a table contained in the policy. This percentage will be based on the Insured's attained age at the beginning of the policy year in which the death occurs. If no option is elected, Option 1 will apply.

GUARANTEED DEATH BENEFIT OPTION
    A guaranteed death benefit rider is available. Under this policy rider, if you pay the required premium each year as specified in the rider, the death benefit selected will be guaranteed for a certain specified number of years, regardless of the investment performance of the policy, and will equal either the initial face amount or the face amount as later changed by decreases. To keep this guaranteed death benefit in force, there may be limitations on the amount of partial surrenders or decreases in face amount permitted.

LIVING BENEFITS OPTION
    In the event of a terminal illness of the Insured, an accelerated payment of up to 75% of the policy's death benefit (up to a maximum of $250,000) is available if a Living Benefits Rider has been purchased. The minimum face amount of the policy after any such accelerated benefit payment is $10,000.

REQUESTS FOR INCREASE IN FACE AMOUNT
    Any time after the first policy anniversary, you may request an increase in the face amount of insurance provided under the policy. Requests for face amount increases must be made in writing, and we require additional evidence of insurability. The effective date of the increase generally will be the policy anniversary following approval of the increase. The increase may not be less than $25,000 and no increase will be permitted after the Insured's age 75. The charge for the increase is $1.50 per $1,000 of face amount increase requested subject to a maximum of $600. No additional monthly administration charge will be assessed for face amount increases. We will deduct any charges associated with the increase (the increases in cost of insurance charges), from the policy value, whether or not you pay an additional premium in connection with the increase. The surrender charge applicable to the policy also will increase. At the time of the increase, the cash surrender value must be sufficient to pay the monthly deduction on that date, or additional premiums will be required to be paid on or before the effective date. Also, a new Free Look Period (see "The Policy--Free Look Period") will be established for the amount of the increase. For a discussion of possible implications of a material change in the policy resulting from the increase, see "Material Change Rules."

PARTIAL SURRENDER AND DECREASES IN FACE AMOUNT: EFFECT
ON DEATH BENEFIT
    A partial surrender or a decrease in face amount generally decreases the death benefit. Upon a decrease in face amount or partial surrender, a partial surrender charge will be deducted from policy value based on the amount of the decrease or partial surrender. If the change is a decrease in face amount, the death benefit under a policy would be reduced on the next monthly calculation day. If the change is a partial surrender, the death benefit under a policy would be reduced immediately. A decrease in the death benefit may have certain tax consequences. See "Federal Tax Considerations."

REQUESTS FOR DECREASE IN FACE AMOUNT
    You may request a decrease in face amount at any time after the first policy year. Unless we agree otherwise, the decrease must be at least equal to $10,000 and the face amount remaining after the decrease must be at least $25,000. All face amount decrease requests must be in writing and will be effective on the first monthly calculation day following the date we approve the request. A partial surrender charge will be deducted from the policy value based on the amount of the decrease. The charge will equal the applicable surrender charge that would apply to a full surrender multiplied by a fraction (which is equal to the decrease in face amount divided by the face amount of the policy before the decrease).

SURRENDERS

GENERAL
    At any time during the lifetime of the Insured and while the policy is in force, you may partially or fully surrender the policy by sending to VPMO a written release and surrender in a form satisfactory to us. We may also require you to send the policy to us. The amount available for surrender is the cash surrender value at the end of the valuation period during which the surrender request is received at VPMO.

    Upon partial or full surrender, we generally will pay to you the amount surrendered within 7 days after we receive the written request for the surrender. Under certain circumstances, the surrender payment may be postponed. See "General Provisions--Postponement of Payments." For the federal tax effects of partial and full surrenders, see "Federal Tax Considerations."

FULL SURRENDERS
    If the policy is being fully surrendered, the policy itself must be returned to VPMO, along with the written release and surrender of all claims in a form satisfactory to us. You may elect to have the amount paid in a lump sum or under a payment option. See "Conditional Charges--Surrender Charge" and "Payment Options."

PARTIAL SURRENDERS
    You may obtain a partial surrender of the policy by requesting payment of the policy's cash surrender value. It is possible to do this at any time during the lifetime of the Insured, while the policy is in force, with a written request to VPMO. We may require the return of the policy before payment is made. A partial surrender will be effective on the date the written request is received or, if required, the date the policy is received by us. Surrender proceeds may be applied under any of the payment options described under "Payment of Proceeds--Payment Options."

    We reserve the right not to allow partial surrenders of less than $500. In addition, if the share of the policy value in any subaccount or in the GIA is reduced as a result of a partial surrender and is less than $500, we reserve the right to require surrender of the entire remaining balance in that subaccount or the GIA.

    Upon a partial surrender, the policy value will be reduced by the sum of the following:

[diamond]  The partial surrender amount paid--this amount comes from a reduction in the policy's share in the value of each subaccount or the GIA based on the allocation requested at the time of the partial surrender. If no allocation request is made, the withdrawals from each subaccount will be made in the same manner as that provided for monthly deductions.

[diamond]  The partial surrender fee--this fee is the lesser of $25 or 2% of the partial surrender amount paid. The assessment to each subaccount or the GIA will be made in the same manner as provided for the partial surrender amount paid.

[diamond]  A partial surrender charge--this charge is equal to a pro rata portion of the applicable surrender charge that would apply to a full surrender, determined by multiplying the applicable surrender charge by a fraction (equal to the partial surrender amount payable divided by the result of subtracting the applicable surrender charge from the policy value). This amount is assessed against the subaccount or the GIA in the same manner as provided for the partial surrender amount paid.

    The cash surrender value will be reduced by the partial surrender amount paid plus the partial surrender fee. The face amount of the policy will be reduced by the same amount as the policy value is reduced as described above.

POLICY LOANS
    Generally, while the policy is in force, a loan may be taken against the policy up to the available loan value. The loan value on any day is 90% of the policy value reduced by an amount equal to the surrender charge. The available loan value is the loan value on the current day less any outstanding debt.

    The amount of any loan will be added to the loaned portion of the GIA and subtracted from the policy's share of the subaccounts or the unloaned portion of the GIA, based on the allocation requested at the time of the loan. The total reduction will equal the amount added to the loaned portion of the GIA. Allocations generally must be expressed in terms of whole percentages. If no allocation request is made, the amount subtracted from the share of each subaccount or the unloaned portion of the GIA will be determined in the same manner as provided for monthly deductions. Interest will be credited and the loaned portion of the GIA will increase at an effective annual rate of 2% (4% in New York and New Jersey only), compounded daily and payable in arrears. At the end of each policy year and at the time of any debt repayment, interest credited to the loaned portion of the GIA will be transferred to the unloaned portion of the GIA.

    Debt may be repaid at any time during the lifetime of the Insured while the policy is in force. Any debt repayment received by us during a grace period will be reduced to pay any overdue monthly deductions and only the balance will be applied to reduce the debt. Such balance will first be used to pay any outstanding accrued loan interest, and then will be applied to reduce the loaned portion of the GIA. The unloaned portion of the GIA will be increased by the same amount the loaned portion is decreased. If the amount of a loan repayment exceeds the remaining loan balance and accrued interest, the excess will be allocated among the subaccounts as you may request at the time of the repayment and, if no allocation request is made, according to the most recent premium allocation schedule on file.

    Payments received by us for the policy will be applied directly to reduce outstanding debt unless specified as a premium payment by you. Until the debt is fully repaid, additional debt repayments may be made at any time during the lifetime of the Insured while the policy is in force.

    Failure to repay a policy loan or to pay loan interest will not terminate the policy unless the policy value becomes insufficient to maintain the policy in force.


    The proceeds of policy loans may be subject to federal income tax. See "Federal Income Tax Considerations."


    In the future, we may not allow policy loans of less than $500, unless such loan is used to pay a premium on another PHL Variable policy.

[diamond]  In all states except New Jersey, the rates in effect before the
           Insured reaches age 65 will be:
           o  Policy years 1-10 :                              4%
           o  Policy years 11-15:                              3%
           o  Policy years 16 and thereafter:              2 1/2%

[diamond]  In New Jersey only, the rates in effect before the Insured reaches age 65 will be:

           o  Policy years 1-10                                6%
           o  Policy years 11-15:                              5%
           o  Policy years 16 and thereafter:              4 1/2%

    You will pay interest on the loan at the noted effective annual rates, compounded daily and payable in arrears.

    At the end of each policy year, any interest due on the debt will be treated as a new loan and will be offset by a transfer from your subaccounts and the unloaned portion of the GIA to the loaned portion of the GIA.

    A policy loan, whether or not repaid, has a permanent effect on the policy value because the investment results of the subaccounts or unloaned portion of the GIA will apply only to the amount remaining in the subaccounts or the unloaned portion of the GIA. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the subaccounts or the unloaned portion of the GIA earn more than the annual interest rate for funds held in the loaned portion of the GIA, the policy value does not increase as rapidly as it would have had no loan been made. If the subaccounts or the GIA earn less than the annual interest rate for funds held in the loaned portion of the GIA, the policy value is greater than it would have been had no loan been made. A policy loan, whether or not repaid, also has a similar effect on the policy's death benefit due to any resulting differences in cash surrender value.

LAPSE
    Unlike conventional life insurance policies, the payment of the issue premium, no matter how large, or the payment of additional premiums will not necessarily continue the Policy in force to its maturity date.

    If on any monthly calculation day during the first 3 policy years, the policy value is insufficient to cover the monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the required monthly deduction. If on any monthly calculation day during any subsequent policy year, the cash surrender value (which should have become positive) is less than the required monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the required monthly deduction. However, during the first five policy years or until the cash surrender value becomes positive for the first time, the Policy will not lapse as long as all premiums planned at issue have been paid.

    During the grace period, the Policy will continue in force but subaccount transfers, loans, partial or full surrenders will not be permitted. Failure to pay the additional amount within the grace period will result in lapse of the Policy, but not until 30 days has passed after we have mailed a written notice to you. If a premium payment for the additional amount is received by us during the grace period, any amount of premium over what is required to prevent lapse will be allocated among the subaccounts or to the GIA according to the current premium allocation schedule. In determining the amount of "excess" premium to be applied to the subaccounts or the GIA, we will deduct the premium tax and the amount needed to cover any monthly deductions made during the grace period. If the Insured dies during the grace period, the death benefit will equal the amount of the death benefit immediately prior to the commencement of the grace period.

PAYMENT OF PREMIUMS DURING PERIOD OF DISABILITY
    You may also elect a Waiver of Premium Rider. This rider provides for the waiver of certain premium payments under the policy under certain conditions during a period of total disability of the Insured. Under its terms, the specified premium will be waived upon our receipt of proof that the Insured is totally disabled and that the disability occurred while the rider was in force. The terms of this rider may vary by state.

ADDITIONAL INSURANCE OPTIONS
    While the policy is in force and the Insured is insurable, the policyowner will have the option to purchase additional insurance on the same Insured with the same guaranteed rates as the policy without being assessed an issue expense charge. We will require evidence of insurability and charges will be adjusted for the Insured's new attained age and any change in risk classification. However, if elected on the application, the policyowner may, at predetermined future dates, purchase additional insurance protection on the same Insured without evidence of insurability. See "Additional Rider Benefits--Purchase Protection Plan Rider."

    In addition, once each policy year you may request an increase in face amount. This request should be made within 90 days prior to the policy anniversary and is subject to an issue expense charge of $1.50 per $1,000 of increase in face amount, up to a maximum of $600, and to our receipt of adequate insurability evidence. A Free Look Period as described in "The Policy" section of this prospectus applies to each increase in face amount.

ADDITIONAL RIDER BENEFITS
    You may elect additional benefits under a policy, and you may cancel these benefits at anytime. A charge will be deducted monthly from the policy value for each additional rider benefit chosen except where noted below. More details will be included in the form of a rider to the policy if any of these benefits is chosen. The following benefits are currently available and additional riders may be available as described in the policy (if approved in your state).

[diamond]  DISABILITY WAIVER OF SPECIFIED PREMIUM RIDER. We waive the specified premium if the Insured becomes totally disabled and the disability continues for at least six months. Premiums will be waived to the policy anniversary nearest the Insured's 65th birthday (provided that the disability continues). If premiums have been waived continuously during the entire 5 years prior to such date, the waiver will continue beyond that date. The premium will be waived upon our receipt of notice that the Insured is totally disabled and that the disability occurred while the rider was in force.

[diamond]  ACCIDENTAL DEATH BENEFIT RIDER. An additional death benefit will be paid before the policy anniversary nearest the Insured's 75th birthday, if:
           o the Insured dies from bodily injury that results from an accident; and
           o  the Insured dies no later than 90 days after injury.

[diamond]  DEATH BENEFIT PROTECTION RIDER. The purchase of this rider provides that the death benefit will be guaranteed. The amount of the guaranteed death benefit is equal to the initial face amount, or the face amount that you may increase or decrease, provided that certain minimum premiums are paid. Unless we agree otherwise, the initial face amount and the face amount remaining after any decrease must at least equal $50,000 and the minimum issue age of the Insured must be
           20. Three death benefit guarantee periods are available. The minimum premium required to maintain the guaranteed death benefit is based on the length of the guarantee period as elected on the application. The three available guarantee periods are:

           1) death benefit guaranteed until the later of the policy anniversary nearest the Insured's 70th birthday or policy year 7;

           2) death benefit guaranteed until the later of the policy anniversary nearest the Insured's 80th birthday or policy year 10;

           3) death benefit guaranteed until the later of the policy anniversary nearest the Insured's 95th birthday.

           Death benefit guarantee periods 1 or 2 may be extended provided that the policy's cash surrender value is sufficient and you pay the new minimum required premium.

[diamond]  WHOLE LIFE EXCHANGE OPTION RIDER. This rider permits you to exchange the policy for a fixed benefit whole life policy at the later of age 65 or policy year 15. There is no charge for this rider.

[diamond]  PURCHASE PROTECTION PLAN RIDER. Under this rider you may, at predetermined future dates, purchase additional insurance protection without evidence of insurability.

[diamond]  LIVING BENEFITS RIDER. Under certain conditions, in the event of the terminal illness of the Insured, an accelerated payment of up to 75% of the policy's death benefit (up to a maximum of $250,000) is available. The minimum face amount of the policy after any such accelerated benefit payment is $10,000. There is no charge for this rider.

[diamond]  CASH VALUE ACCUMULATION RIDER. This rider generally permits you to pay more in premium than otherwise would be permitted. This rider must be elected before the policy is issued. There is no charge for this rider.

[diamond]  CHILD TERM RIDER. This rider provides annually renewable term coverage on children of the Insured who are between 14 days old and age 18. The term insurance is renewable to age 25. Each child will be insured under a separate rider and the amount of insurance must be the same. Coverage may be converted to a new whole life or variable insurance policy at any time prior to the policy anniversary nearest insured child's 25th birthday.

[diamond]  FAMILY TERM RIDER. This rider provides annually renewable term insurance coverage to age 70 on the Insured or members of the Insured's immediate family who are at least 18 years of age. The rider is fully convertible through age 65 for each Insured to either a fixed benefit or variable policy.


[diamond]  BUSINESS TERM RIDER. This rider provides annually renewable term insurance coverage to age 95 on the life of the Insured under the base policy. The face amount of the term insurance may be level or increasing. The initial rider death benefit cannot exceed 6 times the initial base policy. This rider is available only for policies sold in the corporate-owned life insurance market, employer-sponsored life insurance market or other business-related life insurance markets.


INVESTMENTS OF THE VUL ACCOUNT
--------------------------------------------------------------------------------
PARTICIPATING INVESTMENT FUNDS

THE PHOENIX EDGE SERIES FUND
    Certain subaccounts invest in corresponding series of The Phoenix Edge Series Fund. The following series are currently available:

    PHOENIX RESEARCH ENHANCED INDEX SERIES: The investment objective of the series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500. The series invests in a portfolio of undervalued common stocks and other equity securities which appear to offer growth potential and an overall volatility of return similar to that of the S&P 500.

    PHOENIX-ABERDEEN INTERNATIONAL SERIES: The investment objective of the series is to seek a high total return consistent with reasonable risk. The series invests primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. The Phoenix-Aberdeen International Series provides a means for investors to invest a portion of their assets outside the United States.

    PHOENIX-ABERDEEN NEW ASIA SERIES: The investment objective of the series is to seek long-term capital appreciation. The series invests primarily in a diversified portfolio of equity securities of issuers organized and principally operating in Asia, excluding Japan.

    PHOENIX-BANKERS TRUST DOW 30 SERIES: The series seeks to track the total return of the Dow Jones Industrial Average(SM) (the "DJIA(SM")) before fund expenses.

    PHOENIX-DUFF & PHELPS REAL ESTATE SECURITIES SERIES: The investment objective of the series is to seek capital appreciation and income with approximately equal emphasis. Under normal circumstances, it invests in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

    PHOENIX-ENGEMANN CAPITAL GROWTH SERIES: The investment objective of the series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. The Phoenix-Engemann Capital Growth Series invests principally in common stocks of corporations believed by management to offer growth potential.

    PHOENIX-ENGEMANN NIFTY FIFTY SERIES: The investment objective of the series is to seek long-term capital appreciation by investing in approximately 50 different securities which offer the best potential for long-term growth of capital. At least 75% of the series' assets will be invested in common stocks of high quality growth companies. The remaining portion will be invested in common stocks of small corporations with rapidly growing earnings per share or common stocks believed to be undervalued.


    PHOENIX-FEDERATED U.S. GOVERNMENT BOND SERIES: The investment objective of the series is to maximize total return by investing primarily in debt obligations of the U.S. government, its agencies and instrumentalities.


    PHOENIX-GOODWIN MONEY MARKET SERIES: The investment objective of the series is to provide maximum current income consistent with capital preservation and liquidity. The Phoenix-Goodwin Money Market Series invests exclusively in high quality money market instruments.

    PHOENIX-GOODWIN MULTI-SECTOR FIXED INCOME SERIES: The investment objective of the series is to seek long-term total return. The Phoenix-Goodwin Multi-Sector Fixed Income Series seeks to achieve its investment objective by investing in a diversified portfolio of high yield and high quality fixed income securities.

    PHOENIX-HOLLISTER VALUE EQUITY SERIES: The primary investment objective of the series is long-term capital appreciation, with a secondary investment objective of current income. The Phoenix-Hollister Value Equity Series seeks to achieve its objective by investing in a diversified portfolio of common stocks that meet certain quantitative standards that indicate above average financial soundness and intrinsic value relative to price.

    PHOENIX-JANUS EQUITY INCOME SERIES: The investment objective of the series is to seek current income and long-term growth of capital.

    PHOENIX-JANUS FLEXIBLE INCOME SERIES: The investment objective of the series is to seek to obtain maximum total return, consistent with preservation of capital.

    PHOENIX-JANUS GROWTH SERIES: The investment objective of the series is to seek long-term growth of capital, in a manner consistent with the preservation of capital.

    PHOENIX-MORGAN STANLEY FOCUS EQUITY SERIES: The investment objective of the series is to seek capital appreciation by investing primarily in equity securities.

    PHOENIX-OAKHURST BALANCED SERIES: The investment objective of the series is to seek reasonable income, long-term capital growth and conservation of capital. The Phoenix-Oakhurst Balanced Series invests based on combined considerations of risk, income, capital enhancement and protection of capital value.

    PHOENIX-OAKHURST GROWTH AND INCOME SERIES: The investment objective of the series is to seek dividend growth, current income and capital appreciation by investing in common stocks. The Phoenix-Oakhurst Growth and Income Series seeks to achieve its objective by selecting securities primarily from equity securities of the 1,000 largest companies traded in the United States, ranked by market capitalization.


    PHOENIX-OAKHURST STRATEGIC ALLOCATION SERIES: The investment objective of the series is to realize as high a level of total return over an extended period of time as is considered consistent with prudent investment risk. The Phoenix-Oakhurst Strategic Allocation Series invests in stocks, bonds and money market instruments in accordance with the investment advisor's appraisal of investments most likely to achieve the highest total return.


    PHOENIX-SCHAFER MID-CAP VALUE SERIES: The primary investment objective of the series is to seek long-term capital appreciation, with current income as the secondary investment objective. The Phoenix-Schafer Mid-Cap Value Series will invest in common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase which are believed to offer the possibility of increase in value.

    PHOENIX-SENECA MID-CAP GROWTH SERIES: The investment objective of the series is to seek capital appreciation primarily through investments in equity securities of companies that have the potential for above average market appreciation. The series seeks to outperform the Standard & Poor's Mid-Cap 400 Index.

    PHOENIX-SENECA STRATEGIC THEME SERIES: The investment objective of the series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad. The Phoenix-Seneca Strategic Theme Series invests primarily in common stocks believed to have substantial potential for capital growth.


DEUTSCHE ASSET MANAGEMENT VIT FUNDS
    This subaccount invests in a corresponding fund of the Deutsche Asset Management VIT Funds. The following fund is currently available:

    EAFE(R) EQUITY INDEX FUND: The fund seeks to match the performance of the Morgan Stanley Capital International EAFE(R) Index ("EAFE(R) Index"), which emphasizes major market stock performance of companies in Europe, Australia and the Far East. The fund invests in a statistically selected sample of the securities found in the EAFE(R) Index.


FEDERATED INSURANCE SERIES
    Certain subaccounts invest in corresponding series of the Federated Insurance Series. The following series are currently available:

    FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II: The investment objective of the series is to seek current income by investing primarily in U.S. government securities, including mortgage-backed securities issued by U.S. government agencies.

    FEDERATED HIGH INCOME BOND FUND II: The investment objective of the series is to seek high current income by investing primarily in a diversified portfolio of high-yield, lower-rated corporate bonds.


THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
    A certain subaccount invests in a corresponding series of The Universal Institutional Funds, Inc. The following series is currently available:


    TECHNOLOGY PORTFOLIO: The investment objective of the series is to seek long-term capital appreciation by investing primarily in equity securities of companies that the investment advisor expects to benefit from their involvement in technology and technology-related industries.


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
    Certain subaccounts invest in Class 2 Shares of a corresponding fund of the Franklin Templeton Variable Insurance Products Trust. The following funds are currently available:

    MUTUAL SHARES SECURITIES FUND: The primary investment objective of the fund is capital appreciation with income as a secondary objective. The Mutual Shares Securities Fund invests primarily in domestic equity securities that the manager believes are significantly undervalued.

    TEMPLETON ASSET STRATEGY FUND: The investment objective of the fund is a high level of total return. The Templeton Asset Strategy Fund invests in stocks of companies of any nation, bonds of companies and governments of any nation and in money market instruments. Changes in the asset mix will be made in an attempt to capitalize on total return potential produced by changing economic conditions throughout the world, including emerging market countries.

    TEMPLETON DEVELOPING MARKETS SECURITIES FUND: The investment objective of the fund is long-term capital appreciation. The Templeton Developing Markets Securities Fund invests primarily in emerging markets equity securities.

    TEMPLETON GROWTH SECURITIES FUND: The investment objective of the fund is long-term capital growth. The Templeton Growth Securities Fund invests primarily in common stocks issued by companies in various nations throughout the world, including the U.S. and emerging markets.

    TEMPLETON INTERNATIONAL SECURITIES FUND: The investment objective of the fund is long-term capital growth. The Templeton International Securities Fund invests primarily in stocks of companies located outside the United States, including emerging markets.


WANGER ADVISORS TRUST
    Certain subaccounts invest in corresponding series of the Wanger Advisors Trust. The following series are currently available:

    WANGER FOREIGN FORTY: The investment objective of the series is to seek long-term capital growth. The Wanger Foreign Forty Series invests primarily in equity securities of foreign companies with market capitalization of $1 billion to $10 billion and focuses its investments in 40 to 60 companies in the developed markets.

    WANGER INTERNATIONAL SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger International Small Cap Series invests primarily in securities of non-U.S. companies with total common stock market capitalization of less than $1 billion.

    WANGER TWENTY: The investment objective of the series is to seek long-term capital growth. The Wanger Twenty Series invests primarily in the stocks of U.S. companies with market capitalization of $1 billion to $10 billion and ordinarily focuses its investments in 20 to 25 U.S. companies.

    WANGER U.S. SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger U.S. Small Cap Series invests primarily in securities of U.S. companies with total common stock market capitalization of less than $1 billion.

    Each series will be subject to market fluctuations and the risks that come with the ownership of any security, and there can be no assurance that any series will achieve its stated investment objective.

    In addition to being sold to the Account, shares of the funds also may be sold to other separate accounts of PHL Variable or its affiliates or to the separate accounts of other insurance companies.


    It is possible that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the funds simultaneously. Although neither PHL Variable nor the funds' trustees currently foresee any such disadvantages either to variable life insurance policyowners or to variable annuity contract owners, the funds' trustees intend to monitor events in order to identify any material conflicts between variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, should be taken in response to such conflicts. Material conflicts could, for example, result from:


[diamond]  changes in state insurance laws;

[diamond]  changes in federal income tax laws;

[diamond]  changes in the investment management of any portfolio of the funds;
           or

[diamond]  differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners.

    We will, at our expense, remedy such material conflicts including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.

INVESTMENT ADVISORS

    Phoenix Investment Counsel, Inc. ("PIC") is an investment advisor to the following series in The Phoenix Edge Series Fund:
[diamond]  Phoenix-Goodwin Money Market Series
[diamond]  Phoenix-Goodwin Multi-Sector Fixed Income Series
[diamond]  Phoenix-Hollister Value Equity Series
[diamond]  Phoenix-Oakhurst Balanced Series
[diamond]  Phoenix-Oakhurst Growth and Income Series
[diamond]  Phoenix-Oakhurst Strategic Allocation Series


    Based on subadvisory agreements with the fund, PIC as an investment advisor delegates certain investment decisions and research functions to subadvisors for the following series:

[diamond]  Phoenix-Aberdeen International Advisors, LLC ("PAIA")
           o  Phoenix-Aberdeen International Series

[diamond]  Roger Engemann & Associates, Inc. ("Engemann")
           o  Phoenix-Engemann Capital Growth Series
           o  Phoenix-Engemann Nifty Fifty Series

[diamond]  Seneca Capital Management, LLC  ("Seneca")
           o  Phoenix-Seneca Mid-Cap Growth Series
           o  Phoenix-Seneca Strategic Theme Series

    Phoenix Variable Advisors, Inc. ("PVA") is also an investment advisor to The Phoenix Edge Series Fund. Based on subadvisory agreements with the fund, PVA delegates certain investment decisions and research functions to the following subadvisors for the series listed:

[diamond]  Bankers Trust Company
           o  Phoenix-Bankers Trust Dow 30 Series

[diamond]  Federated Investment Management Company
           o  Phoenix-Federated U.S. Government Bond Series


[diamond]  J.P. Morgan Investment Management, Inc.
           o  Phoenix-J.P. Morgan Research Enhanced Index Series


[diamond]  Janus Capital Corporation
           o  Phoenix-Janus Equity Income Series
           o  Phoenix-Janus Flexible Income Series
           o  Phoenix-Janus Growth Series

[diamond]  Morgan Stanley Asset Management Inc.
           o  Phoenix-Morgan Stanley Focus Equity Series

[diamond]  Schafer Capital Management, Inc.
           o  Phoenix-Schafer Mid-Cap Value Series

    The investment advisor to the Phoenix-Duff & Phelps Real Estate Securities Series is Duff & Phelps Investment Management Co. ("DPIM").

    The investment advisor to the Phoenix-Aberdeen New Asia Series is PAIA. Pursuant to subadvisory agreements with the fund, PAIA delegates certain investment decisions and research functions with respect to the Phoenix-Aberdeen New Asia Series to PIC and Aberdeen Fund Managers, Inc.


    PIC, DPIM, Engemann and Seneca are indirect less than wholly-owned subsidiaries of Phoenix. PAIA is jointly owned and managed by PM Holdings, Inc., a subsidiary of Phoenix, and by Aberdeen Fund Managers, Inc. PVA is a wholly-owned subsidiary of PM Holdings, Inc.


    The other investment advisors and their respective funds are:

[diamond]  Bankers Trust Company
           o  EAFE(R) Equity Index Fund


[diamond]  Federated Investment Management Company
           o  Federated Fund for U.S. Government Securities II
           o  Federated High Income Bond Fund II

[diamond]  Franklin Mutual Advisers, LLC
           o   Mutual Shares Securities Fund

[diamond]  Morgan Stanley Asset Management Inc.
           o  Technology Portfolio

[diamond]  Templeton Asset Management, Ltd.
           o  Templeton Developing Markets Securities Fund

[diamond]  Templeton Global Advisors Limited
           o  Templeton Growth Securities Fund

[diamond]  Templeton Investment Counsel, Inc.
           o  Templeton Asset Strategy Fund
           o  Templeton International Securities Fund


[diamond]  Wanger Asset Management, L.P.
           o  Wanger Foreign Forty
           o  Wanger International Small Cap
           o  Wanger Twenty
           o  Wanger U.S. Small Cap

SERVICES OF THE ADVISORS
    The advisors continually furnish an investment program for each series and manage the investment and reinvestment of the assets of each series subject at all times to the authority and supervision of the trustees. A detailed discussion of the investment advisors and subadvisors, and the investment advisory and subadvisory agreements, is contained in the accompanying prospectus for the funds.

REINVESTMENT AND REDEMPTION
    All dividend distributions of the fund are automatically reinvested in shares of the fund at their net asset value on the date of distribution. Likewise, all capital gains distributions of the fund, if any, are reinvested at the net asset value on the record date. We redeem fund shares at their net asset value to the extent necessary to make payments under the policy.

SUBSTITUTION OF INVESTMENTS
    We reserve the right to make additions to, deletions from, or substitutions for the investments held by the VUL Account, subject to compliance with the law as currently applicable or as subsequently changed. In the future, we may establish additional subaccounts within the VUL Account, each of which will invest in shares of a designated portfolio of the fund with a specified investment objective. If and when marketing needs and investment conditions warrant, and at our discretion, we may establish additional portfolios. These will be made available under existing policies to the extent and on a basis determined by us.

    If shares of any of the portfolios of the fund should no longer be available for investment or, if in the judgment of our management, further investment in shares of any of the portfolios become inappropriate due to policy objectives, we may then substitute shares of another mutual fund for shares already purchased, or to be purchased in the future. No substitution of mutual fund shares held by the VUL Account may take place without prior approval of the Securities and Exchange Commission and prior notice to you. In the event of a change, you will be given the option of transferring the policy value of the subaccount in which the substitution is to occur to another subaccount.

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
GENERAL
    Charges are deducted in connection with the policy to compensate us for:

[diamond]  our expenses in selling the policy;

[diamond]  underwriting and issuing the policy;

[diamond]  premium and federal taxes incurred on premiums received;

[diamond]  providing the insurance benefits set forth in the policy; and

[diamond]  assuming certain risks in connection with the policy.

    The nature and amount of these charges are more fully described in sections below.

    When we issue policies under group or sponsored arrangements, we may reduce or eliminate the:

[diamond]  issue expense charge; and/or

[diamond]  surrender charge.

    Sales to a group or through sponsored arrangement often result in lower per policy costs and often involve a greater stability of premiums paid into the policies. Under such circumstances, PHL Variable tries to pass these savings onto the purchasers. The amount of reduction will be determined on a case-by-case basis and will reflect the cost reduction we expect as a result of these group or sponsored sales.

    Certain charges are deducted only once, others are deducted periodically, while certain others are deducted only if certain events occur.

CHARGES DEDUCTED ONCE
[diamond]  PREMIUM TAX CHARGE. Various states (and countries and cities) impose a tax on premiums received by insurance companies. Premium taxes vary from state to state. Currently, these taxes range from 0.62% to 4% of premiums paid. Moreover, certain municipalities in Louisiana, Kentucky, Alabama and South Carolina also impose taxes on premiums paid, in addition to the state taxes imposed. The premium tax charge represents an amount we consider necessary to pay all premium taxes imposed by these taxing authorities, and we do not expect to derive a profit from this charge. Policies will be assessed a tax charge equal to 2.25% of the premiums paid. These charges are deducted from each premium payment.

[diamond]  FEDERAL TAX CHARGE. A charge equal to 1.50% of each premium will be deducted from each premium payment to cover the estimated cost to us of the federal income tax treatment of deferred acquisition costs.

PERIODIC CHARGES

MONTHLY

[diamond]  ISSUE EXPENSE CHARGE. This charge is to reimburse PHL Variable for underwriting and start-up expenses in connection with issuing a policy. The issue expense charge is $1.50 per $1,000 of face amount up to a maximum of $600.

           Rather than deduct the full amount at once, the issue expense charge is deducted in equal monthly installments over the first 12 months of the policy. Generally, administrative costs per policy vary with the size of the group or sponsored arrangement, its stability as indicated by its term of existence and certain member characteristics, the purposes for which the policies are purchased and other factors. The amounts of any reductions will be considered on a case-by-case basis and will reflect the reduced administration costs expected as a result of sales to a particular group or sponsored arrangement.

[diamond]  ADMINISTRATIVE CHARGE. The administrative charge is currently set at
           $5 per month and is guaranteed not to exceed $10 per month. This charge is to reimburse PHL Variable for daily administration, monthly processing, updating daily values and for annual/quarterly statements.

[diamond]  COST OF INSURANCE. To determine this expense, we multiply the appropriate cost of insurance rate by the difference between your policy's death benefit and the policy value. Generally, cost of insurance rates are based on the sex, attained age, duration and risk class of the Insured. However, in certain states and for policies issued in conjunction with certain qualified plans, cost of insurance rates are not based on sex. The actual monthly costs of insurance rates are based on our expectations of future mortality experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the policy. These guaranteed maximum rates are equal to 100% of the 1980 Commissioners Standard Ordinary ("CSO") Mortality Table, with appropriate adjustment for the insured's risk classification. Any change in the cost of insurance rates will apply to all persons of the same sex, insurance age and risk class whose policies have been in force for the same length of time. Your risk class may affect your cost of insurance rate. We currently place insureds into a standard risk class or a risk class involving a lower mortality risk, depending upon the health of the insureds as determined by medical information that we request. For otherwise identical policies, insureds in the standard risk class will have a higher cost of insurance than those in the risk class with the lower mortality risk. The standard risk class is for smokers. There are three risk classes for nonsmokers. Nonsmokers will generally incur a lower cost of insurance than similarly situated insureds who smoke.

[diamond]  COST OF ANY RIDERS TO YOUR POLICY. Certain policy riders require the payment of additional premiums to pay for the benefit provided by the rider.

    Monthly deductions are made on each monthly calculation day. The amount deducted is allocated among subaccounts and the unloaned portion of the GIA based on an allocation schedule specified by you.

    You initially select this schedule in your application, and you can change it later from time to time. If any subaccount or the unloaned portion of the GIA is insufficient to permit the full withdrawal of the monthly deduction, the withdrawals from the other subaccounts or GIA will be proportionally increased.

DAILY

[diamond]  MORTALITY AND EXPENSE RISK CHARGE. A charge at an annual rate of
           0.80% is deducted daily from the VUL Account. After the 15th policy year, the charge is reduced to an annual rate of 0.25%. No portion of this charge is deducted from the GIA.

           The mortality risk assumed by us is that collectively our insureds may live for a shorter time than projected because of inaccuracies in the projecting process and, therefore, the total amount of death benefits that we pay out will be greater than what we expected. The expense risk assumed is that expenses incurred in issuing and maintaining the policies may exceed the limits on administrative charges set in the policies. If the expenses do not increase to an amount in excess of the limits, or if the mortality projecting process proves to be accurate, we may profit from this charge. We also assume risks with respect to other contingencies including the incidence of policy loans, which may cause us to incur greater costs than expected when we designed the policies. To the extent we profit from this charge, we may use those profits for any proper purpose, including the payment of sales expenses or any other expenses that may exceed income in a given year.

CONDITIONAL CHARGES
    These are other charges that are imposed only if certain events occur.

[diamond]  SURRENDER CHARGE. During the first 10 policy years, there is a difference between the amount of policy value and the amount of cash surrender value of the Policy. This difference is the surrender charge, which is a contingent deferred sales charge. The surrender charge is designed to recover the expense of distributing Policies that are terminated before distribution expenses have been recouped from revenue generated by these policies. These are contingent charges because they are paid only if the Policy is surrendered (or the face amount is reduced or the Policy lapses) during this period. They are deferred charges because they are not deducted from premiums.

    During the first 10 Policy years, the surrender charge described below will apply if you either surrender the Policy for its cash surrender value or let the Policy lapse. There is no surrender charge after the 10th policy year. During the first two policy years on Single Life Policies and during the first 10 policy years on Multiple Life Policies, the maximum surrender charge that a Policyowner could pay while he or she owns the Policy is the amount shown in the Policy's surrender charge Schedule, or equal to either A plus B (as defined below), whichever is less. After the first two policy years on Single Life Policies, the maximum surrender charge that a Policyowner could pay is based on the amount shown in the Policy's Surrender Charge Schedule.

    A.  The contingent deferred sales charge is equal to:

        1. 28.5% of all premiums paid (up to and including the amount stated in the Policy's Surrender Charge Schedule, which is calculated according to a formula contained in a SEC rule); plus

        2. 8.5% of all premiums paid in excess of this amount but not greater than twice this amount; plus

        3. 7.5% of all premiums paid in excess of twice this amount.

    B. The contingent deferred issue charge is equal to $5 per $1,000 of initial face amount.

                            SURRENDER CHARGE SCHEDULE
                            -------------------------

    POLICY SURRENDER   POLICY   SURRENDER  POLICY SURRENDER
    MONTH   CHARGE      MONTH    CHARGE    MONTH   CHARGE
    -----   ------      -----    ------    -----   ------
    1-60  $1307.54       80     $1066.03    100  $727.09
      61   1295.46       81      1053.95    101   690.65
      62   1283.39       82      1041.88    102   654.22
      63   1271.31       83      1029.80    103   617.78
      64   1259.24       84      1017.73    104   581.35
      65   1247.16       85      1005.65    105   544.91
      66   1235.08       86       993.58    106   508.48
      67   1223.01       87       981.50    107   472.05
      68   1210.93       88       969.43    108   435.61
      69   1198.86       89       957.35    109   399.18
      70   1186.78       90       945.28    110   362.74
      71   1174.71       91       933.20    111   326.31
      72   1162.63       92       921.13    112   289.97
      73   1150.56       93       909.05    113   253.44
      74   1138.48       94       896.97    114   217.01
      75   1126.41       95       884.90    115   180.57
      76   1114.33       96       872.82    116   144.14
      77   1102.26       97       836.39    117   107.70
      78   1090.18       98       799.95    118    71.27
      79   1078.10       99       763.52    119    34.83
                                            120      .00

[diamond]  PARTIAL SURRENDER FEE. In the case of a partial surrender, an additional fee is imposed. This fee is equal to 2% of the amount withdrawn but not more than $25. It is intended to recover the actual costs of processing the partial surrender request and will be deducted from each subaccount and GIA in the same proportion as the withdrawal is allocated. If no allocation is made at the time of the request for the partial surrender, withdrawal allocation will be made in the same manner as are monthly deductions.

[diamond]  PARTIAL SURRENDER CHARGE. If less than all of the policy is surrendered, the amount withdrawn is a "partial surrender." A charge as described below is deducted from the policy value upon a partial surrender of the policy. The charge is a pro rata portion of the applicable surrender charge that would apply to a full surrender, determined by multiplying the applicable surrender charge by a fraction which is equal to the partial surrender amount payable divided by the result of subtracting the applicable surrender charge from the policy value. This amount is assessed against the subaccounts and the GIA in the same proportion as the withdrawal is allocated.

           A partial surrender charge also is deducted from policy value upon a decrease in face amount. The charge is equal to the applicable surrender charge multiplied by a fraction equal to the decrease in face amount divided by the face amount of the policy prior to the decrease.

INVESTMENT MANAGEMENT CHARGE
    As compensation for investment management services to the funds, the advisors are entitled to fees, payable monthly and based on an annual percentage of the average aggregate daily net asset values of each series.

    These fund charges and other expenses are described more fully in the accompanying fund prospectuses.

OTHER TAXES
    Currently no charge is made to the VUL Account for federal income taxes that may be attributable to the VUL Account. We may, however, make such a charge in the future for these or any other taxes attributable to the VUL Account.

GENERAL PROVISIONS
--------------------------------------------------------------------------------
POSTPONEMENT OF PAYMENTS

GENERAL
    Payment of any amount upon complete or partial surrender, policy loan or benefits payable at death (in excess of the initial face amount) or maturity may be postponed:

[diamond]  for up to 6 months from the date of the request, for any transactions dependent upon the value of the GIA;

[diamond]  whenever the NYSE is closed other than for customary weekend and holiday closings or trading on the NYSE is restricted as determined by the SEC; or

[diamond]  whenever an emergency exists, as decided by the SEC as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the VUL Account's net assets.

    Transfers also may be postponed under these circumstances.

PAYMENT BY CHECK
    Payments under the policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared your bank.

THE CONTRACT
    The policy and attached copy of the application are the entire contract. Only statements in the application can be used to void the policy. The statements are considered representations and not warranties. Only an executive officer of PHL Variable can agree to change or waive any provisions of the policy.

SUICIDE
    If the Insured commits suicide within 2 years after the policy's date of issue, the policy will stop and become void. We will pay you the policy value adjusted by the addition of any monthly deductions and other fees and charges, minus any debt owed to us under the policy.

INCONTESTABILITY
    We cannot contest this policy or any attached rider after it has been in force during the Insured's lifetime or for 2 years from the policy date.

CHANGE OF OWNER OR BENEFICIARY
    The beneficiary, as named in the policy application or subsequently changed, will receive the policy benefits at the Insured's death. If the named beneficiary dies before the Insured, the contingent beneficiary, if named, becomes the beneficiary. If no beneficiary survives the Insured, the death benefit payable under the policy will be paid to your estate.

    As long as the policy is in force, the policyowner and the beneficiary may be changed in writing, satisfactory to us. A change in beneficiary will take effect as of the date the notice is signed, whether or not the Insured is living when we receive the notice. We will not, however, be liable for any payment made or action taken before receipt of the notice.

ASSIGNMENT
    The policy may be assigned. We will not be bound by the assignment until a written copy has been received and we will not be liable with respect to any payment made prior to receipt. We assume no responsibility for determining whether an assignment is valid.

MISSTATEMENT OF AGE OR SEX
    If the age or sex of the Insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

SURPLUS
    You may share in the divisible surplus of PHL Variable to the extent decided annually by the Board of Directors. However, it is not currently expected that the Board will authorize these payments since you will be participating directly in investment results.

PAYMENT OF PROCEEDS
--------------------------------------------------------------------------------
SURRENDER AND DEATH BENEFIT PROCEEDS
    Death benefit proceeds and the proceeds of full or partial surrenders will be processed at unit values next computed after we receive the request for surrender or due proof of death, provided such request is complete and in good order. Payment of surrender or death proceeds usually will be made in one lump sum within 7 days, unless another payment option has been elected. Payment of the death proceeds, however, may be delayed if the claim for payment of the death proceeds needs to be investigated, e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary to investigate such claims consistent with insurance practices customary in the life insurance industry.

    Under certain conditions, in the event of the terminal illness of the Insured, an accelerated payment of up to 75% of the policy's death benefit (up to maximum of $250,000), is available under the Living Benefits Rider. The minimum face amount remaining after any such accelerated benefit payment is $10,000.

    While the Insured is living, you may elect a payment option for payment of the death proceeds to the beneficiary. You may revoke or change a prior election, unless such right has been waived. The beneficiary may make or change an election before payment of the death proceeds, unless you have made an election that does not permit such further election or changes by the beneficiary.

    A written request in a form satisfactory to us is required to elect, change or revoke a payment option.

    The minimum amount of surrender or death benefit proceeds that may be applied under any payment option is $1,000.

    If the policy is assigned as collateral security, we will pay any amount due the assignee in one lump sum. Any remaining proceeds will remain under the option elected.

PAYMENT OPTIONS
    All or part of the surrender or death proceeds of a policy may be applied under one or more of the following payment options or such other payment options or alternative versions of the options listed as we may choose to make available in the future.

OPTION 1--LUMP SUM
    Payment in one lump sum.

OPTION 2--LEFT TO EARN INTEREST
    A payment of interest during the payee's lifetime on the amount payable as a principal sum. Interest rates are guaranteed to be at least 3% per year.

OPTION 3--PAYMENT FOR A SPECIFIC PERIOD
    Equal installments are paid for a specified period of years whether the payee lives or dies. The first payment will be on the date of settlement. The assumed interest rate on the unpaid balance is guaranteed not to be less than 3% per year.

OPTION 4--LIFE ANNUITY WITH SPECIFIED PERIOD CERTAIN
    Equal installments are paid until the later of:

[diamond]  the death of the payee; or

[diamond]  the end of the period certain.

    The first payment will be on the date of settlement.

    The period certain must be chosen at the time this option is elected. The periods certain that you may choose from are as follows:

[diamond]  10 years;

[diamond]  20 years; or

[diamond]  until the installments paid refund the amount applied under this option.

    If the payee is not living when the final payment falls due, that payment will be limited to the amount which needs to be added to the payments already made to equal the amount applied under this option.

    If, for the age of the payee, a period certain is chosen that is shorter than another period certain paying the same installment amount, we will consider the longer period certain as having been elected.


    Any life annuity provided under Option 4 is computed using an interest rate guaranteed to be no less than 3/8% per year, but any life annuity providing a period certain of 20 years or more is computed using an interest rate guaranteed to be no less than 3 1/4% per year.


OPTION 5--LIFE ANNUITY
    Equal installments are paid only during the lifetime of the payee. The first payment will be on the date of settlement. Any life annuity as may be provided under Option 5 is computed using an interest rate guaranteed to be no less than 3 1/2% per year.

OPTION 6--PAYMENTS OF A SPECIFIED AMOUNT
    Equal installments of a specified amount, out of the principal sum and interest on that sum, are paid until the principal sum remaining is less than the amount of the installment. When that happens, the principal sum remaining with accrued interest will be paid as a final payment. The first payment will be on the date of settlement. The payments will include interest on the remaining principal at a guaranteed rate of at least 3% per year. This interest will be credited at the end of each year. If the amount of interest credited at the end of the year exceeds the income payments made in the last 12 months, that excess will be paid in 1 sum on the date credited.

OPTION 7--JOINT SURVIVORSHIP ANNUITY WITH 10-YEAR PERIOD CERTAIN
    The first payment will be on the date of settlement. Equal installments are paid until the latest of:

[diamond]  the end of the 10-year period certain;

[diamond]  the death of the Insured; or

[diamond]  the death of the other named annuitant.


    The other annuitant must have attained age 40, must be named at the time this option is elected and cannot later be changed. Any joint survivorship annuity that may be provided under this option is computed using a guaranteed interest rate to equal at least 3/8% per year.


    For additional information concerning the above payment options, see the policy.


FEDERAL INCOME TAX CONSIDERATIONS
--------------------------------------------------------------------------------
INTRODUCTION
    The ultimate effect of federal income taxes on values under the VUL Account and on the economic benefit to you or your beneficiary depends on our income tax status and upon the income tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as income tax advice. For complete information on federal and state income tax considerations, a qualified income tax advisor should be consulted. No attempt is made to consider any estate and inheritance taxes, or any state, local or other tax laws. Because the discussion herein is based upon our understanding of federal income tax laws as they are currently interpreted, we cannot guarantee the income tax status of any policy. The Internal Revenue Service (the "IRS") makes no representation regarding the likelihood of continuation of current federal income tax laws, Treasury regulations or of the current interpretations. We reserve the right to make changes to the policy to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.

PHL VARIABLE'S INCOME TAX STATUS

    We are taxed as a life insurance company under the Internal Revenue Code of 1986 (the "Code"), as amended. For federal income tax purposes, neither the VUL Account nor the GIA is a separate entity from PHL Variable and their operations form a part of PHL Variable.


    Investment income and realized capital gains on the assets of the VUL Account are reinvested and taken into account in determining the value of the VUL Account. Investment income of the VUL Account, including realized net capital gains, is not taxed to us. Due to our income tax status under current provisions of the Code, no charge currently will be made to the VUL Account for our federal income taxes which may be attributable to the VUL Account. We reserve the right to make a deduction for income taxes if our federal income tax treatment is determined to be other than what we currently believe it to be, if changes are made affecting the income tax treatment to our variable life insurance contracts, or if changes occur in our income tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the VUL Account.


POLICY BENEFITS

DEATH BENEFIT PROCEEDS
    The policy, whether or not it is a modified endowment contract (see "Modified Endowment Contracts"), should be treated as meeting the definition of a life insurance contract for federal income tax purposes under Section 7702 of the Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the beneficiary under Code Section 101(a)(1). Also, a policyowner should not be considered to be in constructive receipt of the cash value, including investment income. However, see the sections below on possible taxation of amounts received under the policy, via full surrender, partial surrender or loan. In addition, a benefit paid under a Living Benefits Rider may be taxable as income in the year of receipt.

    Code Section 7702 imposes certain conditions with respect to premiums received under a policy. We monitor the premiums to assure compliance with such conditions. However, if the premium limitation is exceeded during the year, we may return the excess premium, with interest, to the policyowner within 60 days after the end of the policy year, and maintain the qualification of the policy as life insurance for federal income tax purposes.

FULL SURRENDER
    Upon full surrender of a policy for its cash value, the excess, if any, of the cash value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a policy that is a modified endowment contract may result in the imposition of an additional 10% tax on any income received.

PARTIAL SURRENDER
    If the policy is a modified endowment contract, partial surrenders are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts below. If the policy is not a modified endowment contract, partial surrenders still may be taxable, as follows. Code Section 7702(f)(7) provides that where a reduction in death benefits occurs during the first 15 years after a policy is issued and there is a cash distribution associated with that reduction, the policyowner may be taxed on all or a part of the amount distributed. A reduction in death benefits may result from a partial surrender. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. We suggest you consult with your tax advisor in advance of a proposed decrease in death benefits or a partial surrender as to the portion, if any, which would be subject to tax, and in addition as to the impact such partial surrender might have under the new rules affecting modified endowment contracts. The benefit payment under the Living Benefits Rider is not considered a partial surrender.

LOANS
    We believe that any loan received under a policy will be treated as your indebtedness. If the policy is a modified endowment contract, loans are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts. If the policy is not a modified endowment contract, we believe that no part of any loan under a policy will constitute income to you.

    The deductibility by a policyowner of loan interest under a policy may be limited under Code Section 264, depending on the circumstances. A policyowner intending to fund premium payments through borrowing should consult a tax advisor with respect to the tax consequences thereof. Under the "personal" interest limitation provisions of the Code, interest on policy loans used for personal purposes is not tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax advisor for further guidance.

BUSINESS-OWNED POLICIES
    If a business or a corporation owns the policy, the Code may impose additional restrictions. The Code limits the interest deduction on business-owned policy loans and may impose tax upon the inside build-up of corporate-owned life insurance policies through the corporate alternative minimum tax.

MODIFIED ENDOWMENT CONTRACTS

GENERAL
    Pursuant to Code Section 72(e), loans and other amounts received under modified endowment contracts will, in general, be taxed to the extent of accumulated income (generally, the excess of cash value over premiums paid). Life insurance policies can be modified endowment contracts if they fail to meet what is known as "the 7-pay test." The measuring stick for this test is a hypothetical life insurance policy of equal face amount which requires 7 equal annual premiums but which, after the seventh year is "fully paid-up," continuing to provide a level death benefit without the need for any further premiums. A policy becomes a modified endowment contract if, at any time during the first 7 years, the cumulative premium paid on the policy exceeds the cumulative premium that would have been paid under the hypothetical policy. The Code provides that premiums paid during a policy year but which are returned by us with interest within 60 days after the end of the policy year will be excluded from the 7-pay test. Consistant with applicable federal securities law, however, we return such excess premium within 7 days of its receipt. A life insurance policy received in exchange for a modified endowment contract will be treated as a modified endowment contract.


REDUCTION IN BENEFITS DURING THE FIRST 7 YEARS
    If there is a reduction in death benefits during the first 7 policy years, the premiums are redetermined for purposes of the 7-pay test as if the policy originally had been issued at the reduced death benefit level and the new limitation is applied to the cumulative amount paid for each of the first 7 policy years.

DISTRIBUTIONS AFFECTED
    If a policy fails to meet the 7-pay test, it is considered a modified endowment contract only as to distributions in the year in which the test is failed and all subsequent policy years. However, distributions made in anticipation of such failure (there is a presumption that distributions made within 2 years prior to such failure were "made in anticipation") also are considered distributions under a modified endowment contract. If the policy satisfies the 7-pay test for 7 years, distributions and loans generally will not be subject to the modified endowment contract rules.

PENALTY TAX
    Any amounts taxable under the modified endowment contract rule will be subject to an additional 10% excise tax, with certain exceptions. This additional tax will not apply in the case of distributions that are:

[diamond]  made on or after the taxpayer attains age 59 1/2;

[diamond]  attributable to the taxpayer's disability (within the meaning of Code
           Section 72(m)(7)); or

[diamond]  part of a series of substantially equal periodic payments (not less often than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his beneficiary.

MATERIAL CHANGE RULES
    Any determination of whether the policy meets the 7-pay test will begin again any time the policy undergoes a "material change," which includes any increase in death benefits or any increase in or addition of a qualified additional benefit, with the following 2 exceptions.

[diamond]  First, if an increase is attributable to premiums paid "necessary to fund" the lowest death benefit and qualified additional benefits payable in the first seven policy years or to the crediting of interest or dividends with respect to these premiums, the "increase" does not constitute a material change.

[diamond]  Second, to the extent provided in regulations, if the death benefit or qualified additional benefit increases as a result of a cost-of-living adjustment based on an established broad-based index specified in the policy, this does not constitute a material change if:
           o the cost-of-living determination period does not exceed the remaining premium payment period under the policy; and
           o the cost-of-living increase is funded ratably over the remaining premium payment period of the policy.

    A reduction in death benefits is not considered a material change unless accompanied by a reduction in premium payments.

    A material change may occur at any time during the life of the policy (within the first 7 years or thereafter), and future taxation of distributions or loans would depend upon whether the policy satisfied the applicable 7-pay test from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS
    All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same policyowner within the same calendar year will be treated as 1 modified endowment contract in determining the taxable portion of any loans or distributions made to the policyowner. The Treasury has been given specific legislative authority to issue regulations to prevent the avoidance of the new distribution rules for modified endowment contracts. A qualified tax advisor should be consulted about the tax consequences of the purchase of more than 1 modified endowment contract within any calendar year.

LIMITATIONS ON UNREASONABLE MORTALITY AND EXPENSE CHARGES
    The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a policy qualifies as a life insurance contract for federal income tax purposes. The mortality charges taken into account to compute permissible premium levels may not exceed those charges required to be used in determining the federal income tax reserve for the policy, unless Treasury regulations prescribe a higher level of charge. In addition, the expense charges taken into account under the guideline premium test are required to be reasonable, as defined by the Treasury regulations. We will comply with the limitations for calculating the premium we are permitted to receive from you.

QUALIFIED PLANS
    A policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, you should not use the policy in conjunction with a qualified plan until you have consulted a competent pension consultant or tax advisor.

DIVERSIFICATION STANDARDS
    To comply with the Diversification Regulations under Code Section 817(h), ("Diversification Regulations") each series is required to diversify its investments. The Diversification Regulations generally require that on the last day of each calendar quarter the series' assets be invested in no more than:

[diamond]  55% in any 1 investment

[diamond]  70% in any 2 investments

[diamond]  80% in any 3 investments

[diamond]  90% in any 4 investments

    A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the VUL Account; therefore, each series will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

    The general diversification requirements are modified if any of the assets of the VUL Account are direct obligations of the United States Treasury. In this case, there is no limit on the investment that may be made in Treasury securities, and for purposes of determining whether assets other than Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the VUL Account's investment in Treasury securities. Notwithstanding this modification of the general diversification requirements, the portfolios of the funds will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts that must comply with these standards.


    In connection with the issuance of the Diversification Regulations, the United States Treasury announced that such regulations do not provide guidance concerning the extent to which you may direct your investments to particular divisions of a separate account. It is possible that a revenue ruling or other form of administrative pronouncement in this regard may be issued in the near future. It is not clear, at this time, what such a revenue ruling or other pronouncement will provide. It is possible that the policy may need to be modified to comply with such future Treasury announcements. For these reasons, we reserve the right to modify the policy, as necessary, to prevent you from being considered the owner of the assets of the VUL Account.


    We intend to comply with the Diversification Regulations to assure that the policies continue to qualify as a life insurance contract, for federal income tax purposes.

CHANGE OF OWNERSHIP OR INSURED OR ASSIGNMENT
    Changing the policyowner or the Insured or an exchange or assignment of the policy may have tax consequences depending on the circumstances. Code Section 1035 provides that a life insurance contract can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same Insured. If the surrendered policy is subject to a policy loan, this may be treated as the receipt of money on the exchange. We recommend that any person contemplating such actions seek the advice of a qualified tax consultant.

OTHER TAXES
    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policyowner or beneficiary. We do not make any representations or guarantees regarding the tax consequences of any policy with respect to these types of taxes.

VOTING RIGHTS
--------------------------------------------------------------------------------
    We will vote the funds' shares held by the subaccounts at any regular and special meetings of shareholders of the funds. To the extent required by law, such voting will be pursuant to instructions received from you. However, if the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result, we decide that we are permitted to vote the funds' shares at our own discretion, we may elect to do so.

    The number of votes that you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

    Funds' shares held in a subaccount for which no timely instructions are received, and funds' shares which are not otherwise attributable to policyowners, will be voted by PHL Variable in proportion to the voting instructions that are received with respect to all policies participating in that subaccount. Instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by Phoenix.

    You will receive proxy materials, reports and other materials related to the funds.

    We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of one or more of the portfolios of the funds or to approve or disapprove an investment advisory contract for the funds. In addition, PHL Variable itself may disregard voting instructions in favor of changes initiated by a policyowner in the investment policies or the Investment Advisor of the funds if PHL Variable reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we decide that the change would have an adverse effect on the General Account because the proposed investment policy for a series may result in overly speculative or unsound investments. In the event PHL Variable does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to policyowners.


PHL VARIABLE
    You (or the payee entitled to payment under a payment option if a different person) will have the right to vote at annual meetings of all PHL Variable policyholders for the election of members of the Board of Directors of PHL Variable and on other corporate matters, if any, where a policyholder's vote is taken. At meetings of all the PHL Variable policyholders, you (or payee) may cast only 1 vote as the holder of a policy, irrespective of policy value or the number of the policies you hold.

THE DIRECTORS AND
EXECUTIVE OFFICERS OF PHL VARIABLE
--------------------------------------------------------------------------------
    PHL Variable is managed by its Board of Directors. The following are the Directors and Executive Officers of Phoenix:


  NAME                        POSITION
  ----                        --------

  Carl T. Chadburn            Director

  Robert W. Fiondella         Director and Chairman

  Joseph E. Kelleher          Director and Senior Vice
                              President

  Philip R. McLoughlin        Director and Executive Vice
                              President

  David W. Searfoss           Director, Executive Vice
                              President and Chief Financial
                              Officer

  Simon Y. Tan                Director and President

  Dona D. Young               Director and Executive Vice
                              President

  EXECUTIVE OFFICERS          POSITION
  ------------------          --------

  Robert W. Fiondella         Chairman of the Board and Chief
                              Executive Officer

  Simon Y. Tan                President

  Michael J. Gilotti          Senior Vice President

  Philip R. McLoughlin        Executive Vice President and
                              Chief Investment Officer

  David W. Searfoss           Executive Vice President and
                              Chief Financial Officer

  Dona D. Young               Executive Vice President

  Joseph E. Kelleher          Senior Vice President

  Robert G. Lautensack, Jr.   Senior Vice President

    The above listing reflects the positions held at PHL Variable during the last 5 years.


SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS
--------------------------------------------------------------------------------
    We hold the assets of the VUL Account. The assets of the VUL Account are kept physically segregated and held separate and apart from our General Account. We maintain records of all purchases and redemptions of shares of the funds.

SALES OF POLICIES
--------------------------------------------------------------------------------

    Policies may be purchased from registered representatives of W.S. Griffith & Co., Inc. ("WSG"), a New York corporation incorporated on August 7, 1970, licensed to sell PHL Variable insurance policies as well as policies, annuity contracts and funds of companies affiliated with PHL Variable. WSG, an indirect subsidiary of Phoenix, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. PEPCO serves as national distributor of the policies pursuant to an underwriting agreement dated December 31, 1996. PEPCO, a Connecticut corporation incorporated on July 16, 1968, is an indirect subsidiary of Phoenix Investment Partners, Ltd. ("PXP"), in which Phoenix owns a majority interest.


    Policies also may be purchased from other broker-dealers registered under the 1934 Act whose representatives are authorized by applicable law to sell policies under terms of agreements provided by PEPCO. Sales commissions will be paid to registered representatives on purchase payments we receive under these policies. PHL Variable will pay a maximum total sales commission of 50% of premiums to PEPCO. To the extent that the sales charge under the policies is less than the sales commissions paid with respect to the policies, we will pay the shortfall from our General Account assets, which will include any profits we may derive under the policies.

STATE REGULATION
--------------------------------------------------------------------------------
    We are subject to the provisions of the Connecticut insurance laws applicable to mutual life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which we do insurance business.

    State regulation of PHL Variable includes certain limitations on the investments which we may make, including investments for the VUL Account and the GIA. This regulation does not include, however, any supervision over the investment policies of the VUL Account.

REPORTS
--------------------------------------------------------------------------------
    All policyowners will be furnished with those reports required by the 1940 Act and related regulations or by any other applicable law or regulation.

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------
    The VUL Account is not engaged in any litigation. PHL Variable is not involved in any litigation that would have a material adverse effect on our ability to meet our obligations under the policies.

LEGAL MATTERS
--------------------------------------------------------------------------------
    Edwin L. Kerr, Counsel of Phoenix Home Life Mutual Insurance Company, has passed upon the organization of PHL Variable, its authority to issue variable life insurance policies and the validity of the policy, and upon legal matters relating to the federal securities and income tax laws for PHL Variable.

REGISTRATION STATEMENT
--------------------------------------------------------------------------------
    A registration statement has been filed with the SEC, under the Securities Act of 1933 ("1933 Act") with respect to the securities offered. This prospectus is a summary of the contents of the policy and other legal documents and does not contain all the information set forth in the registration statement and its exhibits. We refer you to the registration statement and its exhibits for further information concerning the VUL Account, PHL Variable and the policy.


FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The financial statements of PHL Variable contained herein should be considered only as bearing upon PHL Variable's ability to meet its obligations under the policy, and they should not be considered as bearing on the investment performance of the VUL Account. There are no financial statements of the VUL Account subaccounts for the period ended December 31, 1999 and no sales occurred during this period.

PHLVIC VARIABLE
UNIVERSAL LIFE ACCOUNT
FINANCIAL STATEMENTS


THE SUBACCOUNTS COMMENCED OPERATIONS
AS OF THE DATE OF THIS PROSPECTUS, THEREFORE, DATA
FOR THESE SUBACCOUNTS IS NOT YET AVAILABLE.

PHL VARIABLE
INSURANCE COMPANY

FINANCIAL STATEMENTS
DECEMBER 31, 1999

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

Report of Independent Accountants ............................................35

Balance Sheet at December 31, 1999 and 1998 ..................................36

Statement of Income, Comprehensive Income and Equity for the Years Ended
 December 31, 1999, 1998 and 1997 ............................................37

Statement of Cash Flows for the Years Ended
 December 31, 1999, 1998 and 1997 ............................................38

Notes to Financial Statements  ............................................39-50

PRICEWATERHOUSECOOPERS [logo]
--------------------------------------------------------------------------------
                                                 PRICEWATERHOUSECOOPERS LLP
                                                 100 Pearl Street
                                                 Hartford CT 06103-4508
                                                 Telephone(860) 241 7000
                                                 Facsimile(860) 241 7590






                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of PHL Variable Insurance Company

In our opinion, the accompanying balance sheet and the related statements of income, comprehensive income and equity and cash flows present fairly, in all material respects, the financial position of PHL Variable Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/PRICEWATERHOUSECOOPERS LLP
February 15, 2000

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
BALANCE SHEET
--------------------------------------------------------------------------------

                                                                     DECEMBER 31,
                                                                 1999           1998
                                                                    (IN THOUSANDS)
ASSETS
Investments:
Held-to-maturity debt securities, at amortized cost           $    10,298     $   3,840
Available-for-sale debt securities, at fair value                  55,840        36,480
Policy loans                                                          522           249
Other invested assets                                               1,052         1,064
                                                              -----------     ---------
Total investments                                                  67,712        41,633

Cash and cash equivalents                                          23,039         7,320
Accrued investment income                                             786           511
Deferred policy acquisition costs                                  61,806        36,686
Deferred income taxes                                                             2,178
Deferred and uncollected premiums                                   6,300         1,872
Other assets                                                        4,394         1,860
Goodwill                                                              451           553
Separate account assets                                         1,257,947       782,496
                                                              -----------     ---------
Total assets                                                  $ 1,422,435     $ 875,109
                                                              ===========     =========

LIABILITIES
Contractholders' funds at interest                            $    64,230     $  39,690
Reserves for future policy benefits                                13,910         2,736
Deferred income taxes                                                 209
Other liabilities                                                   7,950         6,077
Separate account liabilities                                    1,257,947       782,496
                                                              -----------     ---------
Total liabilities                                               1,344,246       830,999
                                                              -----------     ---------

EQUITY
Common stock, $5,000 par value (1,000
 shares authorized, 500 shares issued and outstanding)              2,500         2,500
Additional paid-in capital                                         64,864        35,864
Retained earnings                                                  11,538         5,539
Accumulated other comprehensive (loss) income                        (713)          207
                                                              -----------     ---------
Total equity                                                       78,189        44,110
                                                              -----------     ---------

Total liabilities and equity                                  $ 1,422,435     $ 875,109
                                                              ===========     =========


        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
STATEMENT OF INCOME, COMPREHENSIVE INCOME AND EQUITY
--------------------------------------------------------------------------------

                                                                      YEAR ENDED DECEMBER 31,
                                                            1999               1998                1997
                                                                          (IN THOUSANDS)
REVENUES
Premiums                                                  $   9,838          $   6,280            $    230
Insurance and investment product fees                        20,948             10,998               5,050
Net investment income                                         3,891              2,458               1,543
Net realized investment gains                                     7                 40
                                                          ----------       -----------           ---------

Total revenues                                               34,684             19,776               6,823
                                                          ----------       -----------           ---------

BENEFITS, LOSSES AND EXPENSES
Policy benefits and payments                                  9,248              3,964               1,092
Policy acquisition expenses                                   5,126              4,006               1,310
Other operating expenses                                     11,081              5,359               2,915
                                                          ----------       -----------           ---------

Total benefits, losses and expenses                          25,455             13,329               5,317
                                                          ----------       -----------           ---------

INCOME BEFORE INCOME TAXES                                    9,229              6,447               1,506

Income taxes                                                  3,230              2,257                 553
                                                          ----------       -----------           ---------

NET INCOME                                                    5,999              4,190                 953
                                                          ----------       -----------           ---------

OTHER COMPREHENSIVE (LOSS) INCOME,
 NET OF INCOME TAXES
Unrealized (losses) gains on securities
 arising during period                                         (913)               166                  37
Reclassification adjustment for
 losses included in net income                                   (7)               (40)
                                                          ----------       -----------           ---------
Total other comprehensive (loss) income                        (920)               126                  37
                                                          ----------       -----------           ---------

COMPREHENSIVE INCOME                                          5,079              4,316                 990

Capital contributions                                        29,000             17,000               5,000
                                                          ----------       -----------           ---------
NET INCREASE IN EQUITY                                       34,079             21,316               5,990
EQUITY, BEGINNING OF YEAR                                    44,110             22,794              16,804
                                                          ----------       -----------           ---------

EQUITY, END OF YEAR                                       $  78,189        $    44,110           $  22,794
                                                          =========        ===========           =========




        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                     YEAR ENDED DECEMBER 31,
                                                           1999              1998               1997
                                                                       (IN THOUSANDS)
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                             $   5,999          $   4,190           $    953

ADJUSTMENTS TO RECONCILE NET INCOME
 TO NET CASH USED FOR OPERATING ACTIVITIES
Net realized investment gains                                 (7)               (40)
Amortization                                                 102                107                 96
Deferred income taxes                                      2,883               (987)              (916)
Increase in accrued investment income                       (275)              (254)               (49)
Increase in deferred policy acquisition costs            (24,137)           (15,815)           (11,453)
Increase (decrease) in other assets/liabilities            6,085              1,881               (973)
Other, net                                                                                        (209)
                                                       ----------         ---------          ---------
Net cash used for operating activities                    (9,350)           (10,918)           (12,551)
                                                       ----------         ---------          ---------

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sales, maturities or repayments of
 available-for-sale debt securities                       11,664             14,133              4,665
Proceeds from maturities or repayments of
 held-to-maturity debt securities                            623                634                212
Purchase of available-for-sale debt securities           (33,397)           (28,360)           (11,003)
Purchase of held-to-maturity debt securities              (7,000)            (1,216)            (1,529)
Increase in policy loans                                    (273)              (249)
Investment in separate accounts                                                                 (1,000)
Other, net                                                   (88)              (177)
                                                       ----------         ---------          ---------
Net cash used for investing activities                   (28,471)           (15,235)            (8,655)
                                                       ----------         ---------          ---------

CASH FLOW FROM FINANCING ACTIVITIES
Capital contributions from parent                         29,000             17,000              5,000
Increase in contractholder funds                          24,540             14,759             16,098
                                                       ----------         ---------          ---------
Net cash provided by financing activities                 53,540             31,759             21,098
                                                       ----------         ---------          ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      15,719              5,606               (108)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               7,320              1,714              1,822
                                                       ----------         ---------          ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                 $  23,039          $   7,320          $   1,714
                                                       =========          =========          =========

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid, net                                 $   3,338          $   1,711          $   2,044


        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS

     PHL Variable Insurance Company (PHL Variable) offers variable annuity and non-participating life insurance products in the United States. PHL Variable is a wholly-owned subsidiary of PM Holdings, Inc. PM Holdings is a wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company (Phoenix).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, related reinsurance recoverables, income taxes and valuation allowances for investment assets are discussed throughout the Notes to Financial Statements. Certain reclassifications have been made to the 1998 and 1997 amounts to conform with the 1999 presentation.

     VALUATION OF INVESTMENTS

     Investments in debt securities include bonds, mortgage-backed and asset-backed securities. PHL Variable classifies its debt securities as either held-to-maturity or available-for-sale investments. Debt securities held-to-maturity consist of private placement bonds reported at amortized cost, net of impairments, that management intends and has the ability to hold until maturity. Debt securities available-for-sale are reported at fair value with unrealized gains or losses included in equity and consist of public bonds that management may not hold until maturity. Debt securities are considered impaired when a decline in value is considered to be other than temporary.

     Short-term investments are carried at amortized cost, which approximates fair value.

     Realized investment gains and losses, other than those related to separate accounts for which PHL Variable does not bear the investment risk, are determined by the specific identification method and reported as a component of revenue. A realized investment loss is recorded when an investment valuation reserve is determined. Valuation reserves are netted against the asset categories to which they apply and changes in the valuation reserves are included in realized investment gains and losses. Unrealized investment gains and losses on debt securities available-for-sale are included as a separate component of equity, net of deferred income taxes and deferred policy acquisition costs.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and money market instruments.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition at the end of each accounting period.

     For universal life insurance policies, limited pay and investment type contracts, deferred policy acquisition costs are amortized in proportion to total estimated gross profits over the expected average life of the contracts using estimated gross margins arising principally from investment, mortality and expense margins and surrender charges based on historical and anticipated experience, updated at the end of each accounting period.

     GOODWILL

     Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. The costs are amortized on the straight-line method over a period of 10 years, the expected period of benefit from the acquisition. Management periodically reevaluates the propriety of the carrying value of goodwill by comparing estimates of future undiscounted cash flows to the assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows.

     SEPARATE ACCOUNTS

     Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who can either choose to bear the full investment risk or can choose guaranteed investment earnings subject to certain conditions.

     For contractholders who bear the investment risk, investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of PHL Variable. The assets and liabilities are carried at market value. Net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in PHL Variable's revenues.

     For Market Value Adjusted separate accounts, contractholders receive interest at a guaranteed rate if the account is held until maturity. In these separate accounts, appreciation or depreciation of assets, undistributed net investment income and investment or other sundry expenses is reflected as net income or loss in PHL Variable's interest in the separate accounts. Contractholders receive a distribution of interest at a guaranteed interest rate on this annuity option provided funds are not withdrawn from the separate account before the end of their elected guarantee period.

     CONTRACTHOLDERS' FUNDS AT INTEREST

     Contractholder deposit funds consist of deposits received from customers and investment earnings on their fund balances, less administrative charges.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT PRODUCT FEES

     Revenues for investment-type products consist of net investment income and contract charges assessed against the fund values (fees). Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges.

     POLICY LIABILITIES AND ACCRUALS

     Reserves for future policy benefits are liabilities for life insurance products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Policy liabilities for traditional life insurance are computed using the net level premium method on the basis of actuarial assumptions as to assumed rates of interest, mortality, morbidity and withdrawals. Liabilities for universal life policies include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality charges.

     PREMIUM AND FEE REVENUE AND RELATED EXPENSES

     Term life insurance premiums are recorded as premium revenue on a pro-rata basis over each policy year. Benefits, losses and related expenses are matched with premiums over the related contract periods. Revenues for variable annuity products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

     INCOME TAXES

     For the tax year ended December 31, 1999, PHL Variable will file a separate federal income tax return as required under Internal Revenue Code Section 1504(c). PHL Variable has been filing on a separate company basis since December 31, 1996.

     Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. These differences result primarily from policy liabilities, accruals and surrenders, policy acquisition expenses and unrealized gains or losses on investments.

     EMPLOYEE BENEFIT PLANS

     Phoenix sponsors pension and savings plans for its employees and agents, and those of its subsidiaries. The multi-employer qualified plans comply with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA) and excess benefit plans provide for that portion of pension obligations which is in excess of amounts permitted by ERISA. Phoenix also provides certain health care and life insurance benefits for active and retired employees. PHL Variable incurs applicable employee benefit expenses through the process of cost allocation by Phoenix.

     Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits, and the net assets of the plans available for benefits is omitted,

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     as the information is not separately calculated for PHL Variable's participation in the plans. The amount of such allocated benefits is not significant to the financial statements. However, with respect to the Phoenix Home Life Mutual Insurance Company employee pension plan, the total assets of the plan exceeded the actuarial present value of vested benefits at January 1, 1999, the date of the most recent actuarial valuation.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In June, 1999, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133." Because of the complexities associated with transactions involving derivative instruments and their prevalent use as hedging instruments and, because of the difficulties associated with the implementation of Statement 133, the effective date of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was delayed until fiscal years beginning after June 15, 2000. SFAS No. 133, initially issued on June 15, 1998, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions in which PHL Variable is hedging changes in an asset's, liability's or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash-flow hedge transactions, in which PHL Variable is hedging the variability of cashflows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the period in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognized in current period earnings.

     PHL Variable has not yet determined the impact that the adoption of SFAS No. 133 will have on its earnings or statement of financial position.

     PHL Variable adopted SFAS No. 130, "Reporting Comprehensive Income," as of January 1, 1998. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. This statement defines the components of comprehensive income as those items that were previously reported only as components of equity and were excluded from net income.

     On January 1, 1999, PHL Variable adopted Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for assessments related to insurance activities. The adoption of SOP 97-3 did not have a material impact on the Company's results from operations or financial position.

     In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, e.g., deferred income taxes are recorded.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The State of Connecticut Insurance Department has adopted the Codification guidance, effective January 1, 2001. The Company has not estimated the potential effect of the Codification guidance.

3.   INVESTMENTS

     Information pertaining to PHL Variable's investments, net investment income and realized and unrealized investment gains and losses follows:

     DEBT SECURITIES

     The amortized cost and fair value of investments in debt securities as of December 31, 1999 were as follows:

                                                                        GROSS            GROSS
                                                     AMORTIZED        UNREALIZED       UNREALIZED         FAIR
                                                        COST            GAINS            LOSSES          VALUE
                                                                            (IN THOUSANDS)

     HELD-TO-MATURITY:
     Corporate securities                               $  10,298          $   136         $   (169)      $  10,265
                                                        =========          =======         ========       =========

     AVAILABLE-FOR-SALE:
     U.S. government and agency bonds                   $   6,475          $     3         $   (156)      $   6,322
     State and political subdivision bonds                 10,366                              (343)         10,023
     Corporate securities                                  16,637                              (983)         15,654
     Mortgage-backed or
      asset-backed securities                              24,194                              (353)         23,841
                                                        ---------          -------         --------       ---------

     Total                                              $  57,672          $     3         $ (1,835)      $  55,840
                                                        =========          =======         ========       =========



     The amortized cost and fair value of investments in debt securities as of December 31, 1998 were as follows:

                                                                           GROSS          GROSS
                                                         AMORTIZED       UNREALIZED     UNREALIZED        FAIR
                                                           COST            GAINS          LOSSES          VALUE
                                                                             (IN THOUSANDS)

     HELD-TO-MATURITY:
     Corporate securities                                $  3,840         $    27        $   (126)       $  3,741
                                                         --------         -------        --------        --------

     AVAILABLE-FOR-SALE:
     U.S. government and agency bonds                    $  6,515         $   290        $     (9)       $  6,796
     State and political subdivision bonds                  9,485             126             (21)          9,590
     Corporate securities                                  13,605             187             (81)         13,711
     Mortgage-backed or
      asset-backed securities                               6,308              80              (5)          6,383
                                                         --------         -------        --------        --------

     Total                                               $ 35,913         $   683        $   (116)       $ 36,480
                                                         ========         =======        ========        ========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The amortized cost and fair value of debt securities, by contractual maturity, as of December 31, 1999 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or PHL Variable may have the right to put or sell the obligations back to the issuers.

                                                              HELD-TO-MATURITY                AVAILABLE-FOR-SALE
                                                          AMORTIZED           FAIR         AMORTIZED           FAIR
                                                             COST            VALUE            COST            VALUE
                                                                                 (IN THOUSANDS)

     Due in one year or less                              $   1,732        $   1,726       $     500        $     500
     Due after one year through five years                    6,676            6,654          14,282           13,737
     Due after five years through ten years                   1,890            1,884           9,903            9,664
     Due after ten years                                                                       8,793            8,098
     Mortgage-backed or
      asset-backed securities                                                                 24,194           23,841
                                                          ---------        ---------       ---------        ---------

     Total                                                $  10,298        $  10,264       $  57,672        $  55,840
                                                          =========        =========       =========        =========



     NET INVESTMENT INCOME

     The components of net investment income for the year ended December 31, were as follows:

                                                                      1999            1998            1997
                                                                                 (IN THOUSANDS)

     Debt securities                                                $  3,362         $  2,142        $  1,301
     Policy loans                                                          7                1
     Other invested assets                                                20                9
     Short-term investments                                              561              344             269
                                                                    --------         --------        --------

                                                                       3,950            2,496           1,570
     Less investment expenses                                             59               38              27
                                                                    --------         --------        --------

     Net investment income                                          $  3,891         $  2,458        $  1,543
                                                                    ========         ========        ========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT GAINS AND LOSSES

     Net unrealized (losses) gains and on securities available-for-sale and carried at fair value for the year ended December 31, were as follows:

                                                                      1999             1998            1997
                                                                                 (IN THOUSANDS)

     Debt securities                                               $  (2,399)         $   333         $    87
     Deferred policy acquisition costs                                   983             (139)            (30)
     Deferred income taxes (benefits)                                   (496)              68              20
                                                                   ---------          -------         -------

     Net unrealized investment (losses) gains
      on securities available-for-sale                             $    (920)         $   126         $    37
                                                                   =========          =======         =======

     The proceeds from sales of available-for-sale debt securities for the years ended December 31, 1999, 1998 and 1997 were $6.0 million, $10.0 million and $0.2 million, respectively. The gross realized gains or losses associated with these sales were $7.4 thousand, $37.7 thousand and ($0.3) thousand in 1999, 1998 and 1997, respectively.

4.   GOODWILL

     PHL Variable was acquired by way of a stock purchase agreement on May 31, 1994 and was accounted for under the purchase method of accounting. The assets and liabilities were recorded at fair value as of the date of acquisition and the goodwill of $1.02 million was pushed down to PHL Variable from PM Holdings.

     Goodwill was as follows:

                                                   DECEMBER 31,
                                              1999             1998
                                                  (IN THOUSANDS)

     Goodwill                               $  1,020         $  1,020
     Accumulated amortization                   (569)            (467)
                                            --------         --------

     Total                                  $    451         $    553
                                            ========         ========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   INCOME TAXES

     A summary of income taxes (benefits) in the Statement of Income, Comprehensive Income and Equity for the year ended December 31, is as follows:

                               1999            1998             1997
     Income taxes:

      Current               $    347        $   3,244        $  1,469
      Deferred                 2,883             (987)           (916)
                            --------        ---------        --------

     Total                  $  3,230        $   2,257        $    553
                            ========        =========        ========


     The income taxes attributable to the results of operations are different than the amounts determined by multiplying income before taxes by the statutory income tax rate. The sources of the difference and the tax effects of each for the year ended December 31, were as follows (in thousands, aside from the percentages):

                                                           1999               1998               1997

     Income tax expense at statutory rate                $3,230    35%      $2,256     35%      $ 527    35%
     Dividend received deduction and                         (1)    0%                  0%          1     0%
      tax-exempt interest
     State income tax expense
     Other, net                                               1     0%           1      0%         25     2%
                                                         ------             ------              -----

     Income taxes                                        $3,230    35%      $2,257     35%      $ 553    37%
                                                         ======             ======              =====


     The deferred income tax liability (asset) represents the tax effects of temporary differences. The components as of December 31, were as follows:

                                                                            1999              1998
                                                                                (IN THOUSANDS)

     Deferred policy acquisition costs                                      $  17,775         $  10,953
     Surrender charges                                                        (17,597)          (11,886)
     Investments                                                                  104                72
     Future policyholder benefits                                                 376            (1,374)
     Other                                                                        (65)              (54)
                                                                            ---------         ---------
                                                                                  593            (2,289)

     Net unrealized investment (losses) gains                                    (384)              111
                                                                            ---------         ---------

     Deferred tax liability (asset), net                                    $     209         $  (2,178)
                                                                            =========         =========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Gross deferred income tax assets totaled $18.1 million and $13.3 million at December 31, 1999 and 1998, respectively. Gross deferred income tax liabilities totaled $18.3 million and $11.1 million at December 31, 1999 and 1998, respectively. It is management's assessment, based on PHL Variable's earnings and projected future taxable income, that it is more likely than not that the deferred income tax assets at December 31, 1999 and 1998, will be realized.

     PHL Variable's income tax return is not currently being examined; however, income tax years 1996 through 1998 remain open for examination. Management does not believe that there will be a material adverse effect on the financial statements as a result of pending income tax matters.

6.   COMPREHENSIVE INCOME

     The components of, and related income tax effects for, other comprehensive
     (loss) income for the years ended December 31, were as follows:

                                                                       1999             1998             1997
                                                                                   (IN THOUSANDS)

     UNREALIZED (LOSSES) GAINS ON SECURITIES
      AVAILABLE-FOR-SALE ARISING DURING PERIOD:
     Before-tax amount                                                 $  (1,405)         $   256          $    57
     Income tax (benefit) expense                                           (492)              90               20
                                                                       ---------          -------          -------
     Totals                                                                 (913)             166               37
                                                                       ---------          -------          -------

     RECLASSIFICATION ADJUSTMENT FOR (LOSSES)
      REALIZED IN NET INCOME:
     Before-tax amount                                                       (11)             (62)
     Income tax (benefit)                                                     (4)             (22)
                                                                       ---------          -------          -------
     Totals                                                                   (7)             (40)
                                                                       ---------          -------          -------

     NET UNREALIZED (LOSSES) GAINS ON SECURITIES
      AVAILABLE-FOR-SALE:
     Before-tax amount                                                    (1,416)             194               57
     Income tax (benefit) expense                                           (496)              68               20
                                                                       ---------          -------          -------
     Totals                                                             $   (920)         $   126          $    37
                                                                       =========          =======          =======


     The following table summarizes accumulated other comprehensive (loss) income balances:

                                                                            DECEMBER 31,
                                                                       1999             1998
                                                                           (IN THOUSANDS)

     ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

     Balance, beginning of year                                         $    207          $    81
     Change during period                                                   (920)             126
                                                                        --------          -------
     Balance, end of year                                               $   (713)         $   207
                                                                        ========          =======

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.   REINSURANCE

     PHL Variable entered into a reinsurance treaty in 1996 that cedes death benefits to a reinsurer in excess of account balances on variable contracts. Premiums paid by PHL Variable during 1999, 1998 and 1997 were $1,114 thousand, $668 thousand and $259 thousand, respectively, less claims of $22 thousand, $13 thousand and $1 thousand in 1999, 1998 and 1997, respectively.

     In connection with PHL Variable's life insurance products, automatic treaties have been established with four reinsurers and their subsidiaries, covering 90% of the net amount at risk, on a first dollar basis. As of December 31, 1999, PHL Variable had approximately $661.5 million of net insurance in force, including $6.5 billion of direct in force less $5.8 billion of reinsurance ceded. As of December 31, 1998, PHL Variable had approximately $271.6 million of net insurance in force, including $2.7 billion of direct in force less $2.4 billion of reinsurance ceded. As of December 31, 1997, PHL Variable had approximately $9.1 million of net insurance in force, including $80.7 million of direct in force less $71.6 million of reinsurance ceded. No claims were recovered in 1999, 1998 or 1997.

     For PHL Variable's life insurance products, a stop loss treaty between Phoenix and PHL Variable was introduced in 1998. The reinsurance recoverables were $0 thousand as of December 31, 1999 and $455 thousand and as of December 31, 1998. The claims recovered were $455 thousand for 1999 and $0 for 1998 and 1997, respectively.

8.   RELATED PARTY TRANSACTIONS

     Phoenix provides services and facilities to the Company and is reimbursed through a cost allocation process. Investment services are provided for a fee by a Phoenix registered investment advisor.

9.   DEFERRED POLICY ACQUISITION COSTS

     The following reflects the amount of policy acquisition costs deferred and amortized for the years ended December 31:

                                                 1999             1998
                                                    (IN THOUSANDS)

     Balance at beginning of year                $  36,686        $  21,010
     Acquisition expense deferred                   28,884           19,791
     Amortized to expense during the year           (4,747)          (3,976)
     Adjustment to equity during the year              983             (139)
                                                 ---------        ---------

     Balance at end of year                      $  61,806        $  36,686
                                                 =========        =========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

     Financial instruments that are subject to fair value disclosure requirements (insurance contracts are excluded) are carried in the financial statements at amounts that approximate fair value. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses that utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     CASH AND CASH EQUIVALENTS

     For these short-term investments, the carrying amount approximates fair value.

     DEBT SECURITIES

     Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. Fair values of private placement debt securities are estimated using discounted cash flows that apply interest rates currently being offered with similar terms to borrowers of similar credit quality.

     POLICY LOANS

     Fair values are estimated as the present value of loan interest and policy loan repayments discounted at the ten year Treasury rate. Loan repayments were assumed only to occur as a result of anticipated policy lapses, and it was assumed that annual policy loan interest payments were made at the guaranteed loan rate less 17.5 basis points. Discounting was at the ten year Treasury rate, except for policy loans with a variable policy loan rate. Variable policy loans have an interest rate that is reset annually based upon market rates and therefore, book value is a reasonable approximation of fair value.

     INVESTMENT CONTRACTS

     Variable annuity contracts have guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances. The contract liability balances for December 31, 1999 and 1998 were $64.2 million and $39.7 million, respectively.

     OTHER INVESTED ASSETS

     Other invested assets consist of the Company's interest in the separate accounts which are carried at fair value.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11.  STATUTORY FINANCIAL INFORMATION

     The life insurance subsidiaries of Phoenix are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. As of December 31, 1999, there were no material practices not prescribed by the State of Connecticut Insurance Department. Statutory equity differs from equity reported in accordance with GAAP for life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.

     The following reconciles the statutory net income of PHL Variable as reported to regulatory authorities to the net income as reported in these financial statements for the year ended December 31:

                                                             1999             1998              1997
                                                                         (IN THOUSANDS)

     Statutory net income                                    $  (1,655)        $  1,542           $   937
     Deferred policy aquisition costs                           24,136           15,815            11,483
     Future policy benefits                                    (13,496)         (14,056)          (12,271)
     Deferred income taxes                                      (2,882)             987               899
     Other, net                                                   (104)             (98)              (95)
                                                             ---------         --------           -------

     Net income, as reported                                 $   5,999         $  4,190           $   953
                                                             =========         ========           =======


     The following reconciles the statutory surplus and asset valuation reserve
     (AVR) of PHL Variable as reported to regulatory authorities to equity as reported in these financial statements:

                                                            DECEMBER 31,
                                                        1999             1998
                                                           (IN THOUSANDS)

     Statutory surplus and AVR                       $  66,354        $  41,268
     Deferred policy acquisition costs, net             61,072           36,686
     Future policy benefits                            (48,391)         (37,155)
     Investment valuation allowances                    (1,089)             568
     Deferred income taxes                                (208)           2,178
     Other, net                                            451              565
                                                     ---------        ---------

     Equity, as reported                             $  78,189        $  44,110
                                                     =========        =========


     The Connecticut Insurance Holding Act limits the maximum amount of annual dividends or other distributions available to stockholders of Connecticut domiciled insurance companies without prior approval of the Insurance Commissioner. Under current law, the maximum dividend distribution that may be made by PHL Variable during 1999 without prior approval is subject to restrictions relating to statutory surplus.

APPENDIX A

THE GUARANTEED INTEREST ACCOUNT
--------------------------------------------------------------------------------
    Contributions to the GIA under the Policy and transfers to the GIA become part of the General Account, which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interest in the General Account has not been registered under the 1933 Act nor is the General Account registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interest therein is specifically subject to the provisions of the 1933 or 1940 Acts and the staff of the SEC has not reviewed the disclosures in this prospectus concerning the GIA. Disclosures regarding the GIA and the General Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

    The General Account is made up of all of the general assets of PHL Variable other than those allocated to any separate account. Premium payments will be allocated to the GIA and, therefore, the General Account, as elected by the policyowner at the time of purchase or as subsequently changed. PHL Variable will invest the assets of the General Account in assets chosen by it and allowed by applicable law. Investment income from General Account assets is allocated between PHL Variable and the contracts participating in the General Account, in accordance with the terms of such contracts.

    Investment income from the General Account allocated to PHL Variable includes compensation for mortality and expense risks borne by it in connection with General Account contracts.

    The amount of investment income allocated to the policies will vary from year to year in the sole discretion of PHL Variable. However, PHL Variable guarantees that it will credit interest at a rate of not less than 4% per year, compounded annually, to amounts allocated to the unloaned portion of the GIA. The loaned portion of the GIA will be credited interest at an effective annual rate of 2% (4% in New Jersey). PHL Variable may credit interest at a rate in excess of 4% per year; however, it is not obligated to credit any interest in excess of 4% per year.


    On the last business day of each calendar week, PHL Variable will set the excess interest rate, if any, that will apply to premium payments made to the GIA. That rate will remain in effect for such premium payments for an initial guarantee period of 1 full year from the date of premium payment. Upon expiration of the initial 1-year guarantee period (and each subsequent 1-year guarantee period thereafter), the rate to be applied to any premium payment whose guaranteed period has just ended will be the same rate as is applied to new premium payment allocated at that time to the GIA. This rate will likewise remain in effect for a guarantee period of 1 full year from the date the new rate is applied.


    Excess interest, if any, will be determined by PHL Variable based on information as to expected investment yields. Some of the factors that PHL Variable may consider in determining whether to credit interest to amounts allocated to the GIA and the amount thereof, are general economic trends, rates of return currently available and anticipated on investments, regulatory and tax requirements and competitive factors. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE GIA IN EXCESS OF 4% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF PHL VARIABLE AND WITHOUT REGARD TO ANY SPECIFIC FORMULA. THE CONTRACT OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO GIA ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE OF 4% FOR ANY GIVEN YEAR.

    PHL Variable is aware of no statutory limitations on the maximum amount of interest it may credit, and the Board of Directors has set no limitations. However, inherent in PHL Variable's exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various policyholders and contract owners.

    Excess interest, if any, will be credited on the GIA Policy Value. PHL Variable guarantees that, at any time, the GIA Policy Value will not be less than the amount of premium payments allocated to the GIA, plus interest at the rate of 4% per year, compounded annually, plus any additional interest which PHL Variable may, in its discretion, credit to the GIA, less the sum of all annual administrative or surrender charges, any applicable premium taxes, and less any amounts surrendered or loaned. If the policyowner surrenders the policy, the amount available from the GIA will be reduced by any applicable surrender charge and annual administration charge. See "Deductions and Charges."


    IN GENERAL, YOU CAN MAKE ONLY 1 TRANSFER PER YEAR FROM THE GIA. THE AMOUNT THAT CAN BE TRANSFERRED OUT IS LIMITED TO THE GREATER OF $1,000 OR 25% OF THE POLICY VALUE IN THE GIA AT THE TIME OF THE TRANSFER. IF YOU ELECT THE SYSTEMATIC TRANSFER PROGRAM, APPROXIMATELY EQUAL AMOUNTS MAY BE TRANSFERRED OUT OF THE GIA OVER A MINIMUM 18-MONTH PERIOD. ALSO, THE TOTAL POLICY VALUE ALLOCATED TO THE GIA MAY BE TRANSFERRED OUT OF THE GIA TO 1 OR MORE OF THE SUBACCOUNTS OF THE VUL ACCOUNT OVER A CONSECUTIVE 4-YEAR PERIOD ACCORDING TO THE FOLLOWING ANNUALLY RENEWABLE SCHEDULE:
                             YEAR 1: 25% YEAR 2: 33%
                             YEAR 3: 50% YEAR 4: 100%

APPENDIX B

ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES ("ACCOUNT VALUES") AND CASH SURRENDER VALUES
--------------------------------------------------------------------------------
    The tables on the following pages illustrate how a Policy's death benefits, account values and Cash Surrender Value could vary over time assuming constant hypothetical gross (after tax) annual investment returns of 0%, 6% and 12%. The Policy benefits will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the figures will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual Policy Years. The Policy benefits also will differ, depending on your premium allocations to each subaccount of the VUL Account, if the overall actual rates of return averaged 0%, 6% or 12%, but went above or below those figures for the individual subaccounts. The tables are for standard risk males and females who have never smoked. In states where cost of insurance rates are not based on the Insured's sex, the tables designated "male" apply to all standard risk insureds who have never smoked. Account values and Cash Surrender Values may be lower for smokers or former smokers or for risk classes involving higher mortality risk. Planned premium payments are assumed to be paid at the beginning of each Policy Year. The difference between the Policy Value and the Cash Surrender Value in the first 10 years is the surrender charge. Tables are included for death benefit Option 1 and Option 2. The death benefit, account value and Cash Surrender Value amounts reflect the following current charges:

1. Issue charge of $150.

2. Monthly administrative charge of $5 per month ($10 per month guaranteed maximum).

3. Premium tax charge of 2.25%.

4. A federal tax charge of 1.5%.

5. Cost of insurance charge. The tables illustrate cost of insurance at both the current rates and at the maximum rates guaranteed in the Policies. (See "Charges and Deductions--Cost of Insurance.")

6. Mortality and expense risk charge, which is a daily charge equivalent to .80% on an annual basis for the first 15 Policy Years, then .25% on an annual basis after the 15th Policy Year), against the VUL Account for mortality and expense risks.
   (See "Charges and Deductions--Mortality and Expense Risk Charge.")



    These illustrations also assume an average investment advisory fee of .75% on an annual basis, of the average daily net asset value of each of the Series of the Funds. These illustrations also assume other ongoing average Fund expenses of .22%. All other Fund expenses, except capital items such as brokerage commissions, are paid by the Advisor or Phoenix. Management may decide to limit the amount of expense reimbursement in the future. If expense reimbursement had not been in place for the fiscal year ended December 31, 1999, average total operating expenses for the Series would have been approximately
 .1.44% of the average net assets. See "Charges and Deductions--Investment Management Charge."

    Taking into account the mortality and expense risk charge and the investment advisory fees and expenses, the gross annual investment return rates of 0%, 6% and 12% on the Funds' assets are equivalent to net annual investment return rates of approximately -1.76%, 4.19% and 10.15%, respectively and -1.22%, 4.69% and 10.75%, respectively, after the 15th Policy Year. For individual illustrations, interest rates ranging between 0% and 12% may be selected in place of the 6% rate.

    The hypothetical returns shown in the tables are without any tax charges that may be attributable to the VUL Account in the future. If such tax charges are imposed in the future, then in order to produce after tax returns equal to those illustrated for 0%, 6% and 12%, a sufficiently higher amount in excess of the hypothetical interest rates would have to be earned. (See "Charges and Deductions--Other Taxes.")


    The second column of each table shows the amount that would accumulate if an amount equal to the premiums paid were invested to earn interest, after taxes, at 5% compounded annually. These tables show that if a Policy is returned in its very early years for payment of its Cash Surrender Value, that Cash Surrender Value may be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning a Policy for a relatively short time may be high.

    On request, we will furnish the Policyowner with a comparable illustration based on the age and sex of the proposed insured person(s), standard risk assumptions and the initial face amount and planned premium chosen.


                                                   PHL VARIABLE INSURANCE COMPANY                                        PAGE 1 OF 2

MALE 35 NEVERSMOKE                                                                                              FACE AMOUNT:$100,000
                                                                                                       INITIAL ANNUAL PREMIUM:$1,000

                     THE FLEX EDGE SUCCESS--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1
                                                      ASSUMING CURRENT CHARGES


                                               CASH                             CASH                             CASH
               ASSUMED   PREMIUM   ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
               PREMIUM    ACCUM.    VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
     YEAR     PAYMENTS    @5.0%      @0%        @0%        @0%        @6%        @6%        @6%        @12%       @12%       @12%
   --------  --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
          1      1,000      1,050        575          0    100,000        620          0    100,000        666          0    100,000
          2      1,000      2,153      1,281        396    100,000      1,413        528    100,000      1,550        665    100,000
          3      1,000      3,310      1,966        659    100,000      2,230        923    100,000      2,515      1,208    100,000
          4      1,000      4,526      2,629      1,322    100,000      3,070      1,763    100,000      3,568      2,261    100,000
          5      1,000      5,802      3,268      1,961    100,000      3,935      2,628    100,000      4,715      3,408    100,000

          6      1,000      7,142      3,884      2,722    100,000      4,823      3,661    100,000      5,968      4,806    100,000
          7      1,000      8,549      4,473      3,456    100,000      5,733      4,716    100,000      7,333      6,316    100,000
          8      1,000     10,027      5,037      4,164    100,000      6,667      5,795    100,000      8,824      7,951    100,000
          9      1,000     11,578      5,573      5,137    100,000      7,624      7,188    100,000     10,450     10,015    100,000
         10      1,000     13,207      6,082      6,082    100,000      8,604      8,604    100,000     12,228     12,228    100,000

         11      1,000     14,917      6,568      6,568    100,000      9,613      9,613    100,000     14,176     14,176    100,000
         12      1,000     16,713      7,032      7,032    100,000     10,652     10,652    100,000     16,314     16,314    100,000
         13      1,000     18,599      7,473      7,473    100,000     11,722     11,722    100,000     18,662     18,662    100,000
         14      1,000     20,579      7,891      7,891    100,000     12,825     12,825    100,000     21,242     21,242    100,000
         15      1,000     22,657      8,286      8,286    100,000     13,962     13,962    100,000     24,078     24,078    100,000

         16      1,000     24,840      8,707      8,707    100,000     15,218     15,218    100,000     27,350     27,350    100,000
         17      1,000     27,132      9,103      9,103    100,000     16,519     16,519    100,000     30,972     30,972    100,000
         18      1,000     29,539      9,471      9,471    100,000     17,866     17,866    100,000     34,981     34,981    100,000
         19      1,000     32,066      9,811      9,811    100,000     19,259     19,259    100,000     39,423     39,423    100,000
         20      1,000     34,719     10,119     10,119    100,000     20,699     20,699    100,000     44,346     44,346    100,000

       @ 65      1,000     69,761     10,539     10,539    100,000     37,717     37,717    100,000    135,252    135,252    165,008

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 34.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.77% for 15 years, then 1.22% thereafter (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of .97% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                   PHL VARIABLE INSURANCE COMPANY                                        PAGE 2 OF 2

MALE 35 NEVERSMOKE                                                                                              FACE AMOUNT:$100,000
                                                                                                       INITIAL ANNUAL PREMIUM:$1,000

                     THE FLEX EDGE SUCCESS--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1
                                                     ASSUMING GUARANTEED CHARGES


                                               CASH                             CASH                             CASH
               ASSUMED   PREMIUM   ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
               PREMIUM    ACCUM.    VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
     YEAR     PAYMENTS    @5.0%      @0%        @0%        @0%        @6%        @6%        @6%        @12%       @12%       @12%
   --------  --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
         1      1,000      1,050        512          0    100,000        555          0   100,000        599          0    100,000
         2      1,000      2,153      1,157        271    100,000      1,280        395   100,000      1,409        524    100,000
         3      1,000      3,310      1,780        473    100,000      2,026        719   100,000      2,292        985    100,000
         4      1,000      4,526      2,383      1,076    100,000      2,792      1,485   100,000      3,255      1,948    100,000
         5      1,000      5,802      2,962      1,655    100,000      3,579      2,272   100,000      4,302      2,995    100,000

         6      1,000      7,142      3,519      2,356    100,000      4,385      3,223   100,000      5,444      4,282    100,000
         7      1,000      8,549      4,049      3,032    100,000      5,210      4,193   100,000      6,687      5,669    100,000
         8      1,000     10,027      4,555      3,682    100,000      6,054      5,182   100,000      8,041      7,169    100,000
         9      1,000     11,578      5,033      4,598    100,000      6,916      6,481   100,000      9,517      9,082    100,000
        10      1,000     13,207      5,485      5,485    100,000      7,797      7,797   100,000     11,128     11,128    100,000

        11      1,000     14,917      5,906      5,906    100,000      8,694      8,694   100,000     12,884     12,884    100,000
        12      1,000     16,713      6,297      6,297    100,000      9,607      9,607   100,000     14,800     14,800    100,000
        13      1,000     18,599      6,655      6,655    100,000     10,535     10,535   100,000     16,893     16,893    100,000
        14      1,000     20,579      6,980      6,980    100,000     11,478     11,478   100,000     19,180     19,180    100,000
        15      1,000     22,657      7,269      7,269    100,000     12,433     12,433   100,000     21,681     21,681    100,000

        16      1,000     24,840      7,563      7,563    100,000     13,475     13,475   100,000     24,554     24,554    100,000
        17      1,000     27,132      7,814      7,814    100,000     14,533     14,533   100,000     27,718     27,718    100,000
        18      1,000     29,539      8,017      8,017    100,000     15,604     15,604   100,000     31,203     31,203    100,000
        19      1,000     32,066      8,167      8,167    100,000     16,683     16,683   100,000     35,045     35,045    100,000
        20      1,000     34,719      8,256      8,256    100,000     17,765     17,765   100,000     39,284     39,284    100,000

      @ 65      1,000     69,761      4,071      4,071    100,000     27,518     27,518   100,000    117,325    117,325    143,137

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 34.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.77% for 15 years, then 1.22% thereafter (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of .97% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                   PHL VARIABLE INSURANCE COMPANY                                        PAGE 1 OF 2

FEMALE 35 NEVERSMOKE                                                                                            FACE AMOUNT:$100,000
                                                                                                       INITIAL ANNUAL PREMIUM:$1,000

                     THE FLEX EDGE SUCCESS--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1
                                                      ASSUMING CURRENT CHARGES


                                               CASH                             CASH                             CASH
               ASSUMED   PREMIUM   ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
               PREMIUM    ACCUM.    VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
     YEAR     PAYMENTS    @5.0%      @0%        @0%        @0%        @6%        @6%        @6%        @12%       @12%       @12%
   --------  --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
         1      1,000      1,050        602          0    100,000        648          0    100,000        694          0    100,000
         2      1,000      2,153      1,334        480    100,000      1,469        615    100,000      1,610        756    100,000
         3      1,000      3,310      2,045        849    100,000      2,315      1,120    100,000      2,609      1,413    100,000
         4      1,000      4,526      2,733      1,538    100,000      3,187      1,992    100,000      3,699      2,504    100,000
         5      1,000      5,802      3,398      2,203    100,000      4,085      2,889    100,000      4,889      3,694    100,000

         6      1,000      7,142      4,039      2,975    100,000      5,008      3,944    100,000      6,189      5,125    100,000
         7      1,000      8,549      4,654      3,721    100,000      5,955      5,022    100,000      7,606      6,673    100,000
         8      1,000     10,027      5,243      4,442    100,000      6,928      6,127    100,000      9,154      8,353    100,000
         9      1,000     11,578      5,808      5,408    100,000      7,928      7,528    100,000     10,847     10,447    100,000
        10      1,000     13,207      6,348      6,348    100,000      8,957      8,957    100,000     12,701     12,701    100,000

        11      1,000     14,917      6,870      6,870    100,000     10,021     10,021    100,000     14,738     14,738    100,000
        12      1,000     16,713      7,375      7,375    100,000     11,124     11,124    100,000     16,979     16,979    100,000
        13      1,000     18,599      7,862      7,862    100,000     12,266     12,266    100,000     19,444     19,444    100,000
        14      1,000     20,579      8,330      8,330    100,000     13,448     13,448    100,000     22,158     22,158    100,000
        15      1,000     22,657      8,781      8,781    100,000     14,673     14,673    100,000     25,146     25,146    100,000

        16      1,000     24,840      9,264      9,264    100,000     16,031     16,031    100,000     28,595     28,595    100,000
        17      1,000     27,132      9,730      9,730    100,000     17,446     17,446    100,000     32,417     32,417    100,000
        18      1,000     29,539     10,179     10,179    100,000     18,920     18,920    100,000     36,655     36,655    100,000
        19      1,000     32,066     10,607     10,607    100,000     20,455     20,455    100,000     41,354     41,354    100,000
        20      1,000     34,719     11,016     11,016    100,000     22,056     22,056    100,000     46,567     46,567    100,000

      @ 65      1,000     69,761     13,794     13,794    100,000     42,416     42,416    100,000    142,897    142,897    174,335

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 39.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.77% for 15 years, then 1.22% thereafter (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of .97% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                   PHL VARIABLE INSURANCE COMPANY                                        PAGE 2 OF 2

FEMALE 35 NEVERSMOKE                                                                                            FACE AMOUNT:$100,000
                                                                                                       INITIAL ANNUAL PREMIUM:$1,000

                    THE FLEX EDGE SUCCESS--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1
                                                     ASSUMING GUARANTEED CHARGES


                                               CASH                             CASH                             CASH
               ASSUMED   PREMIUM   ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
               PREMIUM    ACCUM.    VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
     YEAR     PAYMENTS    @5.0%      @0%        @0%        @0%        @6%        @6%        @6%        @12%       @12%       @12%
   --------  --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
         1      1,000      1,050        534          0    100,000        578          0    100,000        622          0    100,000
         2      1,000      2,153      1,199        345    100,000      1,325        471    100,000      1,457        603    100,000
         3      1,000      3,310      1,842        647    100,000      2,093        898    100,000      2,366      1,171    100,000
         4      1,000      4,526      2,464      1,268    100,000      2,884      1,688    100,000      3,357      2,162    100,000
         5      1,000      5,802      3,062      1,867    100,000      3,695      2,500    100,000      4,437      3,242    100,000

         6      1,000      7,142      3,637      2,573    100,000      4,527      3,463    100,000      5,614      4,550    100,000
         7      1,000      8,549      4,186      3,253    100,000      5,378      4,446    100,000      6,895      5,962    100,000
         8      1,000     10,027      4,709      3,908    100,000      6,250      5,449    100,000      8,291      7,490    100,000
         9      1,000     11,578      5,208      4,808    100,000      7,144      6,744    100,000      9,816      9,417    100,000
        10      1,000     13,207      5,682      5,682    100,000      8,060      8,060    100,000     11,483     11,483    100,000

        11      1,000     14,917      6,131      6,131    100,000      9,000      9,000    100,000     13,307     13,307    100,000
        12      1,000     16,713      6,556      6,556    100,000      9,964      9,964    100,000     15,304     15,304    100,000
        13      1,000     18,599      6,954      6,954    100,000     10,952     10,952    100,000     17,492     17,492    100,000
        14      1,000     20,579      7,324      7,324    100,000     11,962     11,962    100,000     19,889     19,889    100,000
        15      1,000     22,657      7,667      7,667    100,000     12,997     12,997    100,000     22,518     22,518    100,000

        16      1,000     24,840      8,023      8,023    100,000     14,132     14,132    100,000     25,543     25,543    100,000
        17      1,000     27,132      8,349      8,349    100,000     15,300     15,300    100,000     28,885     28,885    100,000
        18      1,000     29,539      8,640      8,640    100,000     16,499     16,499    100,000     32,577     32,577    100,000
        19      1,000     32,066      8,893      8,893    100,000     17,726     17,726    100,000     36,657     36,657    100,000
        20      1,000     34,719      9,105      9,105    100,000     18,984     18,984    100,000     41,173     41,173    100,000

      @ 65      1,000     69,761      8,564      8,564    100,000     33,436     33,436    100,000    124,835    124,835    152,299

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 39.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.77% for 15 years, then 1.25% thereafter (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of .97% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                   PHL VARIABLE INSURANCE COMPANY                                        PAGE 1 OF 2

MALE 35 NEVERSMOKE                                                                                              FACE AMOUNT:$100,000
                                                                                                       INITIAL ANNUAL PREMIUM:$1,000

                     THE FLEX EDGE SUCCESS--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2
                                                      ASSUMING CURRENT CHARGES


                                               CASH                             CASH                             CASH
               ASSUMED   PREMIUM   ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
               PREMIUM    ACCUM.    VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
     YEAR     PAYMENTS    @5.0%      @0%        @0%        @0%        @6%        @6%        @6%        @12%       @12%       @12%
   --------  --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
         1      1,000      1,050        574          0    100,574        619          0    100,619        664          0    100,665
         2      1,000      2,153      1,278        393    101,278      1,409        524    101,409      1,546        660    101,546
         3      1,000      3,310      1,959        652    101,959      2,221        914    102,222      2,505      1,198    102,506
         4      1,000      4,526      2,617      1,310    102,617      3,055      1,748    103,056      3,550      2,243    103,550
         5      1,000      5,802      3,249      1,942    103,249      3,910      2,603    103,911      4,686      3,379    104,686

         6      1,000      7,142      3,856      2,694    103,856      4,787      3,624    104,787      5,921      4,759    105,922
         7      1,000      8,549      4,434      3,417    104,435      5,681      4,664    105,682      7,264      6,247    107,264
         8      1,000     10,027      4,985      4,113    104,986      6,596      5,723    106,596      8,724      7,852    108,725
         9      1,000     11,578      5,506      5,071    105,507      7,527      7,092    107,527     10,311      9,875    110,311
        10      1,000     13,207      5,998      5,998    105,998      8,477      8,477    108,477     12,037     12,037    112,037

        11      1,000     14,917      6,464      6,464    106,464      9,449      9,449    109,450     13,920     13,920    113,921
        12      1,000     16,713      6,905      6,905    106,906     10,445     10,445    110,446     15,977     15,977    115,978
        13      1,000     18,599      7,322      7,322    107,322     11,465     11,465    111,466     18,225     18,225    118,225
        14      1,000     20,579      7,713      7,713    107,714     12,509     12,509    112,510     20,681     20,681    120,682
        15      1,000     22,657      8,078      8,078    108,079     13,578     13,578    113,578     23,366     23,366    123,366

        16      1,000     24,840      8,465      8,465    108,465     14,753     14,753    114,753     26,449     26,449    126,450
        17      1,000     27,132      8,823      8,823    108,824     15,959     15,959    115,960     29,839     29,839    129,839
        18      1,000     29,539      9,151      9,151    109,151     17,196     17,196    117,197     33,565     33,565    133,565
        19      1,000     32,066      9,446      9,446    109,446     18,462     18,462    118,463     37,661     37,661    137,661
        20      1,000     34,719      9,704      9,704    109,705     19,755     19,755    119,756     42,163     42,163    142,163

      @ 65      1,000     69,761      9,294      9,294    109,295     33,214     33,214    133,214    120,450    120,450    220,450

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 33.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.77% for 15 years, then 1.22% thereafter (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of .97% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                   PHL VARIABLE INSURANCE COMPANY                                        PAGE 2 OF 2

MALE 35 NEVERSMOKE                                                                                              FACE AMOUNT:$100,000
                                                                                                       INITIAL ANNUAL PREMIUM:$1,000

                     THE FLEX EDGE SUCCESS--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2
                                                     ASSUMING GUARANTEED CHARGES


                                               CASH                             CASH                             CASH
               ASSUMED   PREMIUM   ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
               PREMIUM    ACCUM.    VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
     YEAR     PAYMENTS    @5.0%      @0%        @0%        @0%        @6%        @6%        @6%        @12%       @12%       @12%
   --------  --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
         1      1,000      1,050        511          0    100,511        554          0    100,554        597          0    100,598
         2      1,000      2,153      1,153        268    101,154      1,276        391    101,277      1,405        520    101,406
         3      1,000      3,310      1,773        466    101,774      2,018        711    102,018      2,283        976    102,284
         4      1,000      4,526      2,371      1,064    102,371      2,778      1,471    102,779      3,238      1,931    103,238
         5      1,000      5,802      2,944      1,637    102,944      3,556      2,249    103,556      4,274      2,967    104,275

         6      1,000      7,142      3,492      2,330    103,493      4,351      3,189    104,352      5,400      4,238    105,401
         7      1,000      8,549      4,013      2,996    104,013      5,161      4,144    105,162      6,621      5,604    106,622
         8      1,000     10,027      4,507      3,634    104,507      5,987      5,114    105,987      7,948      7,075    107,948
         9      1,000     11,578      4,971      4,535    104,971      6,826      6,390    106,826      9,386      8,951    109,387
        10      1,000     13,207      5,406      5,406    105,407      7,678      7,678    107,679     10,949     10,949    110,949

        11      1,000     14,917      5,809      5,809    105,809      8,541      8,541    108,541     12,643     12,643    112,644
        12      1,000     16,713      6,178      6,178    106,178      9,412      9,412    109,413     14,481     14,481    114,482
        13      1,000     18,599      6,512      6,512    106,512     10,290     10,290    110,291     16,475     16,475    116,476
        14      1,000     20,579      6,809      6,809    106,809     11,173     11,173    111,174     18,639     18,639    118,639
        15      1,000     22,657      7,066      7,066    107,067     12,058     12,058    112,058     20,985     20,985    120,985

        16      1,000     24,840      7,324      7,324    107,325     13,015     13,015    113,015     23,662     23,662    123,662
        17      1,000     27,132      7,535      7,535    107,536     13,972     13,972    113,973     26,580     26,580    126,580
        18      1,000     29,539      7,693      7,693    107,694     14,923     14,923    114,923     29,758     29,758    129,759
        19      1,000     32,066      7,793      7,793    107,793     15,861     15,861    115,861     33,218     33,218    133,218
        20      1,000     34,719      7,825      7,825    107,826     16,775     16,775    116,776     36,980     36,980    136,980

      @ 65      1,000     69,761      2,834      2,834    102,834     22,265     22,265    122,265     97,952     97,952    197,952

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 33.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.77% for 15 years, then 1.22% thereafter (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of .97% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                   PHL VARIABLE INSURANCE COMPANY                                        PAGE 1 OF 2

FEMALE 35 NEVERSMOKE                                                                                            FACE AMOUNT:$100,000
                                                                                                       INITIAL ANNUAL PREMIUM:$1,000

                     THE FLEX EDGE SUCCESS--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2
                                                      ASSUMING CURRENT CHARGES


                                               CASH                             CASH                             CASH
               ASSUMED   PREMIUM   ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
               PREMIUM    ACCUM.    VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
     YEAR     PAYMENTS    @5.0%      @0%        @0%        @0%        @6%        @6%        @6%        @12%       @12%       @12%
   --------  --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
         1      1,000      1,050        601          0    100,601        647          0    100,647        693          0    100,694
         2      1,000      2,153      1,331        477    101,332      1,465        612    101,466      1,606        752    101,606
         3      1,000      3,310      2,038        843    102,039      2,308      1,113    102,308      2,600      1,405    102,601
         4      1,000      4,526      2,722      1,527    102,722      3,174      1,979    103,175      3,683      2,488    103,684
         5      1,000      5,802      3,381      2,185    103,381      4,063      2,868    104,064      4,863      3,668    104,863

         6      1,000      7,142      4,014      2,950    104,014      4,975      3,911    104,976      6,147      5,083    106,148
         7      1,000      8,549      4,619      3,686    104,619      5,908      4,976    105,909      7,544      6,611    107,544
         8      1,000     10,027      5,197      4,396    105,197      6,863      6,062    106,864      9,064      8,263    109,065
         9      1,000     11,578      5,747      5,348    105,748      7,841      7,441    107,841     10,721     10,322    110,722
        10      1,000     13,207      6,272      6,272    106,272      8,842      8,842    108,842     12,529     12,529    112,529

        11      1,000     14,917      6,776      6,776    106,777      9,874      9,874    109,874     14,508     14,508    114,508
        12      1,000     16,713      7,261      7,261    107,262     10,938     10,938    110,939     16,676     16,676    116,677
        13      1,000     18,599      7,726      7,726    107,726     12,035     12,035    112,036     19,053     19,053    119,053
        14      1,000     20,579      8,170      8,170    108,171     13,166     13,166    113,166     21,657     21,657    121,658
        15      1,000     22,657      8,595      8,595    108,596     14,331     14,331    114,332     24,514     24,514    124,514

        16      1,000     24,840      9,049      9,049    109,050     15,619     15,619    115,619     27,799     27,799    127,799
        17      1,000     27,132      9,484      9,484    109,484     16,952     16,952    116,953     31,422     31,422    131,422
        18      1,000     29,539      9,898      9,898    109,898     18,334     18,334    118,334     35,418     35,418    135,419
        19      1,000     32,066     10,288     10,288    110,288     19,762     19,762    119,763     39,825     39,825    139,825
        20      1,000     34,719     10,656     10,656    110,657     21,241     21,241    121,241     44,687     44,687    144,688

      @ 65      1,000     69,761     12,801     12,801    112,801     38,968     38,968    138,968    131,817    131,817    231,817

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 38.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.77% for 15 years, then 1.22% thereafter (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of .97% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                   PHL VARIABLE INSURANCE COMPANY                                        PAGE 2 OF 2

FEMALE 35 NEVERSMOKE                                                                                            FACE AMOUNT:$100,000
                                                                                                       INITIAL ANNUAL PREMIUM:$1,000

                     THE FLEX EDGE SUCCESS--A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2
                                                      ASSUMING GUARANTEED CHARGES


                                               CASH                             CASH                             CASH
               ASSUMED   PREMIUM   ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH     ACCOUNT   SURRENDER    DEATH
               PREMIUM    ACCUM.    VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT
     YEAR     PAYMENTS    @5.0%      @0%        @0%        @0%        @6%        @6%        @6%        @12%       @12%       @12%
   --------  --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
         1      1,000      1,050        533          0    100,533        576          0    100,577        621          0    100,621
         2      1,000      2,153      1,195        341    101,196      1,321        467    101,322      1,453        599    101,453
         3      1,000      3,310      1,836        640    101,836      2,086        891    102,087      2,358      1,162    102,358
         4      1,000      4,526      2,453      1,258    102,453      2,871      1,675    102,871      3,342      2,147    103,342
         5      1,000      5,802      3,045      1,850    103,046      3,674      2,479    103,674      4,411      3,216    104,412

         6      1,000      7,142      3,612      2,549    103,613      4,495      3,432    104,496      5,573      4,509    105,574
         7      1,000      8,549      4,152      3,219    104,152      5,333      4,401    105,334      6,834      5,902    106,835
         8      1,000     10,027      4,664      3,863    104,664      6,187      5,386    106,188      8,204      7,403    108,205
         9      1,000     11,578      5,149      4,749    105,150      7,059      6,659    107,060      9,694      9,294    109,694
        10      1,000     13,207      5,608      5,608    105,609      7,949      7,949    107,950     11,316     11,316    111,317

        11      1,000     14,917      6,040      6,040    106,040      8,857      8,857    108,857     13,083     13,083    113,083
        12      1,000     16,713      6,445      6,445    106,445      9,782      9,782    109,783     15,008     15,008    115,008
        13      1,000     18,599      6,820      6,820    106,821     10,724     10,724    110,724     17,104     17,104    117,105
        14      1,000     20,579      7,165      7,165    107,166     11,681     11,681    111,681     19,389     19,389    119,389
        15      1,000     22,657      7,480      7,480    107,480     12,652     12,652    112,652     21,878     21,878    121,879

        16      1,000     24,840      7,804      7,804    107,805     13,711     13,711    113,711     24,728     24,728    124,728
        17      1,000     27,132      8,094      8,094    108,094     14,789     14,789    114,789     27,850     27,850    127,851
        18      1,000     29,539      8,345      8,345    108,346     15,882     15,882    115,882     31,272     31,272    131,272
        19      1,000     32,066      8,553      8,553    108,553     16,985     16,985    116,986     35,018     35,018    135,019
        20      1,000     34,719      8,716      8,716    108,717     18,098     18,098    118,099     39,123     39,123    139,123

      @ 65      1,000     69,761      7,426      7,426    107,427     29,177     29,177    129,177    110,039    110,039    210,039

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 38.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.77% for 15 years, then 1.22% thereafter (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of .97% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

   This illustration assumes a premium tax of 2.25%.

                           PART II. OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                              RULE 484 UNDERTAKING

    Section 5.9 of the Connecticut Corporation Law & Practice, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

    Article V of the Bylaws of the Company provides that: "Each person who is or was a director or officer of the Company (including the heirs, executors, administrators or estate of such person) shall be indemnified by the Company as of right to full extent permitted or authorized by the laws of the State of Connecticut against any liability, cost or expense asserted against him and incurred by him by reason of his capacity as a director or officer, or arising out of his status as a director or officer."

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) UNDER THE INVESTMENT COMPANY ACT OF 1940.

    Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, PHL Variable Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by PHL Variable Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

    The facing sheet.


    The Prospectus describing Policy Form V605 ("Flex Edge Success"), consisting of 60 pages.


    The undertaking to file reports.

    The Rule 484 undertaking.

    Representation pursuant to Section 26(e)(2)(A) under the Investment Company Act of 1940.

    The signature page.

    The powers of attorney.

    Written consents of the following persons:

         (a)  Edwin L. Kerr, Esq. *

         (b)  PricewaterhouseCoopers LLP*

         (c)  Paul M. Fischer, FSA, CLU, ChFC*

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

    A. (1) Resolution of the Board of Directors of Depositor establishing the VUL Account filed via Edgar with Initial Registration Statement on Form S-6 on October 16, 1998 and incorporated herein by reference.

         (2)  Not Applicable.

         (3)  Distribution of Policies:

              (a) Master Service and Distribution Compliance Agreement between
                  Depositor and Phoenix Equity Planning Corporation, dated December 31, 1996, filed via Edgar with Post-Effective Amendment No. 3 on Form N-4 (File No. 33-37376) on April 30, 1997 and incorporated herein by reference.


              (b) Form of Broker Dealer Supervisory and Service Agreement
                  between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies, filed via Edgar with Pre-effective Amendment No. 2 for the Phoenix Life and Annuity Variable Universal Life Account, Form S-6 (File No. 33-12989) on November 4, 1997 and incorporated herein by reference.

              (c) Not Applicable.

         (4)  Not Applicable.

         (5)  Specimen Policy.

              Flexible Premium Variable Universal Life Insurance Policy Form Number V605 of Depositor, filed via Edgar with Initial Registration Statement on Form S-6 on October 16, 1998 and incorporated herein by reference.

         (6) (a) Charter of PHL Variable Insurance Company, filed via Edgar with the PHL Variable Accumulation Account, Form N-4 Registration Statement (File No. 33-87376) on December 14, 1994 and incorporated herein by reference.

              (b) By-Laws of PHL Variable Insurance Company filed via Edgar with the PHL Variable Accumulation Account, Form N-4 Registration Statement (File No. 33-87376) on December 14, 1994, and incorporated herein by reference.

         (7)  Not Applicable.

         (8) (a) Participation Agreement(s) between PHL Variable Insurance Company and Wanger Advisors Trust, filed via Edgar with Initial Registration Statement on Form S-6 on October 16, 1998 and incorporated herein by reference.

              (b) Participation Agreement between PHL Variable Insurance Company and Franklin Templeton Distributors, Inc., filed via Edgar with Initial Registration Statement on Form S-6 on October 16, 1998 and incorporated herein by reference.

         (9)  Not Applicable.

         (10) Form of application for Flex Edge Success, filed via Edgar with Initial Registration Statement on Form S-6 on October 16, 1998 and incorporated herein by reference.

         (11) Memorandum describing transfer and redemption procedures and method of computing adjustments in payments and cash values upon conversion to fixed benefit policies, filed via Edgar with Initial Registration Statement on Form S-6 on October 16, 1998 and incorporated herein by reference.


  2.Opinion of Edwin L. Kerr, Esq., Counsel of Depositor, as to the legality of the securities being registered, see Exhibit 7.


  3.Not Applicable. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

  4.Not Applicable.

  5.Not Applicable.

  6.Consent of PricewaterhouseCoopers LLP.*


  7.Opinion and Consent of Edwin L. Kerr, Esq.*


  8.Consent of Paul M. Fischer, FSA, CLU, ChFC.*

  --------------

    *   Filed herewith.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, PHLVIC Variable Universal Life Account has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut on the 12th day of May, 2000.

                                          PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                                          --------------------------------------
                                                       (Registrant)

                                       By:   PHL VARIABLE INSURANCE COMPANY
                                             ------------------------------
                                                      (Depositor)

                                       By:         /s/ Simon Y. Tan
                                          --------------------------------------
                                                *Simon Y.Tan, President


 ATTEST:     /s/ Emily J. Poriss
        --------------------------------------
          Emily J. Poriss, Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 12th day of May, 2000.

                SIGNATURE                     TITLE
                ---------                     -----

                                              Director
----------------------------------------
            Carl T. Chadburn

                                              Director and Chairman of the Board
----------------------------------------
          *Robert W. Fiondella

                                              Director, Senior Vice President
----------------------------------------
           *Joseph E. Kelleher

                                              Director, Executive Vice President
----------------------------------------
          *Philip R. McLoughlin

                                              Director, Executive Vice
----------------------------------------      President, Chief Financial Officer
           *David W. Searfoss

                                              Director and President
----------------------------------------
              *Simon Y. Tan

                                              Director, Executive Vice President
----------------------------------------
             *Dona D. Young


  By:         /s/ Dona D. Young
     -----------------------------------
  * Dona D. Young as Attorney-in-Fact pursuant to Powers of Attorney, copies of which were previously filed.


                                     S-1(c)